                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-25579

Prospectus Supplement
(To Prospectus dated June 3, 1997)

                                  $350,000,000

                               (BELO CORP. LOGO)

                                   BELO CORP.

                            8% SENIOR NOTES DUE 2008

     The notes will mature on November 1, 2008. Interest will accrue from November 1, 2001. We will pay interest on the notes on May 1 and November 1 of each year beginning May 1, 2002. We may redeem the notes, at our option, in whole or in part at any time at the redemption price described on page S-41.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

                                                             UNDERWRITING DISCOUNTS      PROCEEDS TO BELO
                                      PRICE TO PUBLIC(1)        AND COMMISSIONS         (BEFORE EXPENSES)
                                      ------------------     ----------------------     -----------------
  Per Note........................           100%                    0.625%                  99.375%
  Total...........................       $350,000,000              $2,187,500              $347,812,500

(1) Plus accrued interest if settlement occurs after November 1, 2001.

     The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

                           -------------------------

     We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company and its direct participants Euroclear and Clearstream on or about November 1, 2001.
                           -------------------------

BANC OF AMERICA SECURITIES LLC                                          JPMORGAN
                           -------------------------

FLEET SECURITIES, INC.
             BNP PARIBAS
                          BNY CAPITAL MARKETS, INC.
                                      MIZUHO INTERNATIONAL PLC
                                                SUNTRUST EQUITABLE SECURITIES

                  Prospectus Supplement dated October 29, 2001

                              [MAP OF OPERATIONS]

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

     We are offering to sell the notes only in places where sales are permitted.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Forward-Looking Statements..................................   S-4
About This Prospectus Supplement............................   S-4
Prospectus Supplement Summary...............................   S-5
Use of Proceeds.............................................  S-11
Capitalization..............................................  S-11
Selected Consolidated Financial Data........................  S-12
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-15
About Belo Corp.............................................  S-26
Management..................................................  S-39
Description of the Notes....................................  S-40
Underwriting................................................  S-44
Legal Matters...............................................  S-45
Experts.....................................................  S-45
                            PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Ratio of Earnings to Fixed Charges..........................     4
Use of Proceeds.............................................     4
Description of Debt Securities..............................     4
Description of Warrants.....................................    13
Plan of Distribution........................................    14
Legal Matters...............................................    15
Experts.....................................................    15

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include or incorporate by reference statements concerning our future financings and pending acquisitions, as well as other statements concerning our business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments or other financial and non-financial items that are not historical facts. These statements are "forward-looking statements" as the term is defined under applicable federal securities laws. Forward-looking statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

     Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to:

     - changes in capital market conditions and prospects;

     - changes in advertising demand, interest rates and newsprint prices;

     - technological changes;

     - development of Internet commerce;

     - industry cycles;

     - changes in pricing or other actions by competitors and suppliers;

     - regulatory changes;

     - the effects of our acquisitions and dispositions; and

     - general economic conditions, including the aftermath of the recent terrorist attacks on the United States;

as well as other risks detailed in our filings with the Securities and Exchange Commission and our periodic press releases.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

     Unless we have indicated otherwise, references in this prospectus supplement and the accompanying prospectus to "Belo," "the Company," "we," "us" and "our" or similar terms are to Belo Corp. and its consolidated subsidiaries. The accompanying prospectus refers to us as A. H. Belo Corporation. Effective January 1, 2001, we officially changed our name from A. H. Belo Corporation to Belo Corp.

     "As adjusted" amounts for 2000 in this prospectus supplement take into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV, as if the transactions had occurred at the beginning of 2000, and other non-recurring adjustments.

     "Pro forma" amounts for 2000 in this prospectus supplement are the same as the "as adjusted" amounts for 2000, but exclude intercompany revenue for advertising provided primarily to the interactive media segment.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights important information about us and this offering. It does not contain all of the information that may be important to you in connection with your decision to invest in the notes. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety as well as the information we incorporate by reference before making an investment decision.

                                   BELO CORP.

     We are one of the nation's largest media companies, with a diversified group of market-leading television broadcasting, newspaper publishing, cable news and interactive media operations. A Fortune 1000 company with more than 8,000 employees and $1.5 billion in 2000 pro forma revenues, we operate news and information franchises in some of America's most dynamic markets and regions. We own 18 television stations that reach 13.9% of U.S. television households, and manage two stations under local marketing agreements, or LMAs. We also publish four daily newspapers with a combined daily circulation of approximately 900,000 copies and a combined Sunday circulation of more than 1.2 million copies. In addition, we own or operate six cable news channels. Our Internet subsidiary, Belo Interactive, Inc., includes 34 Web sites, several interactive alliances and a broad range of Internet-based products.

     For the 12 months ended December 31, 2000, we generated pro forma revenues of $1.5 billion and EBITDA of $476.7 million. Our operations are diversified with our Television Group contributing 44.1% of total pro forma revenue for this period, our Newspaper Group contributing 54.3%, and interactive media and other contributing 1.6%.

     Our Television Group, with 2000 pro forma revenue of $674.0 million, is the nation's fifth-largest non-network owned station group based on audience share. In the 15 markets in which we operate, nine of our stations are ranked number one and four of our stations are ranked number two in "sign-on/sign-off" audience rating. Six of our stations are located in four of the fastest growing major metropolitan areas in the country including Dallas/Fort Worth, Houston, Seattle/Tacoma and Phoenix. These six stations are located within the top 17 television markets. We have a balanced portfolio of network affiliations with four ABC affiliates, four NBC affiliates and five CBS affiliates, and at least one large-market station associated with each network. This balance provides stability to our revenue stream regardless of which network leads prime time.

     Our Newspaper Group, with 2000 pro forma revenue of $829.9 million, is led by The Dallas Morning News. The Dallas Morning News has the country's seventh-largest Sunday circulation and tenth-largest daily circulation. Recognized as one of the elite newspapers in America, The Dallas Morning News has earned six Pulitzer Prizes since 1986 for its news reporting and photography initiatives. The Providence Journal, our second largest publication based on total circulation, has won four Pulitzer Prizes. Our third largest publication is The Press-Enterprise, which is distributed throughout Riverside County and the inland southern California area; The Press-Enterprise has won one Pulitzer Prize. We also own the Denton Record-Chronicle in Denton, Texas.

                              OPERATING STRATEGIES

     Belo seeks to be the leading source of news and information in each of our markets through the following strategies. We believe that that these strategies also maximize our revenue and operating cash flow.

     DELIVER JOURNALISTIC EXCELLENCE. Our long-standing commitment to the highest standards of journalism draws viewers, readers and advertisers. We believe our journalistic excellence allows us to attract a disproportionate share of revenues in each of our markets.

     PROMOTE LOCAL COMMUNITY INVOLVEMENT. Through our active involvement in the communities we serve, we strive to identify with our viewers, readers and advertisers. We believe local community involvement helps us to extend our franchises and increase our visibility within our markets.

     DEVELOP REGIONAL CLUSTERS. We concentrate our assets in regional clusters, such as Texas, the Northwest and the Southwest, which contain some of the fastest-growing markets in the United States.

Our regional clusters provide powerful branding and cross-promotion opportunities, operating efficiencies and comprehensive news coverage.

     LEVERAGE MULTIPLE MEDIA PLATFORMS. We offer our viewers, readers and advertisers multiple media platforms in many of our markets by packaging the strengths of our television, newspaper, cable news and interactive media assets. Leveraging multiple media platforms broadens our audience base and provides more distribution outlets for advertisers.

     We have an experienced management team that we believe is uniquely capable of executing our business strategies. The combined years of media experience of our five-person Management Committee is over 100 years.

     Our principal corporate offices are located at 400 South Record Street, Dallas, Texas 75202. Our phone number is (214) 977-6606.

                              RECENT DEVELOPMENTS

THIRD QUARTER RESULTS

     On October 24, 2001, we announced our third quarter results. We reported pretax income of $1.9 million for the third quarter. With an effective tax rate of 128% for the third quarter, we reported a net loss of $0.5 million. Reported earnings per share were breakeven, as compared to earnings per share of $0.15 in the third quarter of 2000. Our effective tax rate is currently projected to be in excess of 100% for the full year 2001 due to lower pretax earnings coupled with a fixed amount of goodwill amortization that is not deductible for tax purposes but is deducted in determining book income. In addition to the effect of this year's advertising downturn, pretax earnings are lower due to special charges we recorded in the second quarter of 2001 to write down certain investments in Internet-related companies.

     On an as adjusted basis, Television Group revenues were down 17.0% in the third quarter of 2001 as compared to the third quarter of 2000, with a 17.8% decrease in spot revenues between the periods. Local television revenues were down 7.3% between the periods while national television revenues were down 14.9%. These revenue declines reflect the soft advertising environment and the impact of the tragic events of September 11, 2001, as well as challenging comparisons with the third quarter of 2000 which benefited from Olympics revenue of $10.5 million and political revenue of $13.3 million. Television Group as adjusted operating cash flow decreased 32.0%.

     Newspaper Group as adjusted revenues decreased 12.6% in the third quarter of 2001 as compared to the third quarter of 2000, with advertising revenues down 14.4%, primarily due to weakness in classified employment advertising at The Dallas Morning News. Operating cash flow on an as adjusted basis for the Newspaper Group was down 27.7% in the third quarter of 2001 as compared to the third quarter of 2000.

     Belo Interactive's Web sites generated $3.4 million in revenue during the third quarter of 2001, compared to $2.8 million in the third quarter of 2000. The net investment in Belo Interactive's operations in the third quarter was $4.1 million compared with $4.9 million in the third quarter of 2000.

ANNOUNCED COST REDUCTIONS

     On October 10, 2001, we announced a series of immediate cost reductions designed to align our expense structure with expected revenue generation and maintain strong levels of cash generation. These measures include job eliminations, a one-year company-wide wage freeze and a hold on capital spending and all discretionary expenses at current reduced levels through 2002.

ACQUISITIONS

     On October 1, 2001, we purchased KSKN, the UPN/WB affiliate in the Spokane, Washington television market, for $5.0 million. Prior to the acquisition, we operated KSKN under an LMA. We have agreed to purchase KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18.0 million, subject to approval by the Federal Communications Commission, or FCC. We currently operate KTTU under an LMA.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     The following table presents summary consolidated financial data for us and our subsidiaries for each of the three years ended December 31, 2000 and for the six months ended June 30, 2000 and 2001. The summary consolidated financial data for each of the three years ended December 31, 2000 have been derived from our audited consolidated financial statements. The summary consolidated financial data for the six months ended June 30, 2000 and 2001 have been derived from our unaudited consolidated financial statements. In the opinion of management, all financial data derived from our unaudited consolidated financial statements reflects all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of that information. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. You should read the following table in conjunction with our consolidated financial statements and accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                          YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                    ------------------------------------   -------------------------
                                       1998         1999         2000         2000          2001
                                    ----------   ----------   ----------   -----------   -----------
STATEMENT OF EARNINGS DATA:
Total Net Operating Revenues......  $1,391,703   $1,433,982   $1,588,812   $  776,736    $  693,395
Operating Costs and Expenses:
  Salaries, wages and employee
     benefits.....................     455,526      482,256      532,492      264,228       253,771
  Other production, distribution
     and operating costs..........     343,582      356,717      400,293      191,241       182,598
  Newsprint, ink and other
     supplies.....................     173,911      161,553      168,329       79,382        76,969
  Depreciation....................      84,578       91,819      100,706       49,079        50,308
  Amortization....................      74,864       77,142       84,266       42,063        40,769
  Non-recurring charges(1)........      26,157           --           --           --            --
                                    ----------   ----------   ----------   ----------    ----------
Total operating costs and
  expenses........................   1,158,618    1,169,487    1,286,086      625,993       604,415
                                    ----------   ----------   ----------   ----------    ----------
Earnings from operations..........     233,085      264,495      302,726      150,743        88,980
Other Income and Expense:
  Interest expense................    (107,638)    (110,608)    (132,780)     (64,776)      (59,114)
  Gains on the sale of
     subsidiaries and
     investments(2)...............          --      117,766      104,628           --            --
  Other, net(3)...................       5,013        4,800       (7,740)       1,728       (28,795)
                                    ----------   ----------   ----------   ----------    ----------
Total other income and expense....    (102,625)      11,958      (35,892)     (63,048)      (87,909)
                                    ----------   ----------   ----------   ----------    ----------
Earnings before income taxes......     130,460      276,453      266,834       87,695         1,071
Income taxes......................      65,558       98,147      116,009       40,043           763
                                    ----------   ----------   ----------   ----------    ----------
Net earnings......................  $   64,902   $  178,306   $  150,825   $   47,652    $      308
                                    ==========   ==========   ==========   ==========    ==========
CONSOLIDATED CASH FLOW
  INFORMATION:
Net cash provided by operations...  $  234,872   $  220,814   $  253,428   $   73,812    $   51,015
Net cash provided by (used for)
  investments.....................  $  (99,931)  $ (365,828)  $   55,515   $ (105,388)   $  (31,273)
Net cash provided by (used for)
  financing.......................  $ (127,342)  $  171,156   $ (266,856)  $   14,852    $  (74,209)

                                          YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                    ------------------------------------   -------------------------
                                       1998         1999         2000         2000          2001
                                    ----------   ----------   ----------   -----------   -----------
BALANCE SHEET DATA (END OF
  PERIOD):
Cash and temporary cash
  investments.....................  $   19,451   $   45,593   $   87,680   $   28,869    $   33,213
Total assets(4)(5)................  $3,539,089   $3,976,264   $3,893,260   $3,990,545    $3,705,993
Total debt(6).....................  $1,637,339   $1,856,257   $1,789,710   $1,907,900    $1,738,605
Total shareholders' equity........  $1,248,100   $1,389,837   $1,349,408   $1,409,305    $1,331,767
SEGMENT DATA:
Revenue:
  Television Group(4).............  $  593,426   $  598,637   $  699,503   $  336,572    $  308,094
  Newspaper Group(5)..............  $  784,327   $  816,976   $  872,688   $  428,752    $  370,963
  Interactive media...............  $    3,214   $    6,520   $   10,401   $    4,707    $    6,267
  Other(7)........................  $   10,736   $   11,849   $   14,345   $    6,705    $    8,071
  Intercompany eliminations(8)....  $       --   $       --   $   (8,125)  $       --    $       --
Operating cash flow:(9)
  Television Group(10)............  $  238,743   $  245,925   $  309,553   $  146,374    $  127,157
  Newspaper Group(11).............  $  210,351   $  236,167   $  251,318   $  124,621    $   87,829
  Interactive media...............  $   (2,687)  $   (8,365)  $  (24,947)  $   (7,159)   $   (9,689)
  Other...........................  $   (4,182)  $   (4,990)  $   (3,571)  $   (1,484)   $     (866)
Operating cash flow margins:
  Television Group(10)............        40.2%        41.1%        44.3%        43.5%         41.3%
  Newspaper Group(11).............        26.8%        28.9%        28.8%        29.1%         23.7%
OTHER FINANCIAL DATA:
EBITDA(12)........................  $  392,527   $  433,456   $  487,698   $  241,885    $  180,057
Capital expenditures..............  $  102,927   $   92,386   $  104,427   $   49,042    $   31,015
Ratio of earnings to fixed
  charges(13).....................        2.15         3.36         2.92         2.28          1.01
Ratio of total debt to
  EBITDA(14)......................        4.17         4.28         3.67         4.13          4.08
Ratio of EBITDA to interest
  expense(14).....................        3.65         3.92         3.67         3.77          3.35
Total debt as a percentage of
  total capitalization............        56.7%        57.2%        57.0%        57.5%         56.6%

---------------

 (1) Non-recurring charges for 1998 include an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News and separation costs of $14,299 associated with employees who accepted a voluntary early retirement offer or were terminated under other employee reduction initiatives.

 (2) Gains on the sale of subsidiaries in 1999 included a non-cash gain of $50,312 on the exchange of KXTV in Sacramento, California for KVUE in Austin, Texas and a gain of $20,448 on the sale of KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii, along with its rights to operate KFVE in Honolulu under a local marketing agreement. Also in 1999, we sold our investment in Falcon Communications, a cable system operator and recognized a gain of $47,006. During 2000, we recorded a gain of $104,628 in connection with the sales of The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas, the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma.

 (3) In 2000 and in June 2001, we recorded reserves of $28,500 and $28,785, respectively, related to write-downs of certain investments in Internet-related companies, recognizing a decline in value considered to be other than temporary. The reserve recorded in 2000 was partially offset by a gain of $18,953 from a legal settlement.

 (4) We acquired KVUE in June 1999 in exchange for KXTV, sold KASA and KHNL in October 1999, purchased KTVK in November 1999 and sold KOTV in December 2000.

 (5) We purchased the Denton Record-Chronicle in Denton, Texas in June 1999 and sold The Gleaner in November 2000 and The Eagle and the Messenger-Inquirer in December 2000.

 (6) Total debt increased in 1999 due primarily to net borrowings of $298,796 to finance various acquisitions. Total debt decreased in 2000 due to repayments from cash proceeds from the sale of subsidiaries, partially offset by borrowings for the repurchase of 9,642,325 shares of our stock for $171,712. Total debt decreased during the six months ended June 30, 2001 due to repayments from cash proceeds from escrowed funds from the prior sale of subsidiaries, partially offset by borrowings for the repurchase of 683,800 shares of our stock for $12,621 and tax payments on 2000 transactions.

 (7) Other includes revenues associated with our cable news operations, NWCN and TXCN. TXCN was launched January 1, 1999.

 (8) The intercompany elimination removes revenues for the year ended December 31, 2000 of $6,677 for Television Group, $1,308 for Newspaper Group, $82 for interactive media and $58 for Other for advertising provided primarily to the interactive media segment.

 (9) Operating cash flow is defined as earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in our consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

(10) Television Group operating cash flow in 1998 includes a non-recurring charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(11) Newspaper Group operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at The Dallas Morning News.

(12) EBITDA is defined as earnings from operations (which excludes interest expense, income taxes and Other income and expense) plus depreciation and amortization. EBITDA is presented not as an alternative measure of operating results or cash from operations (as determined in accordance with generally accepted accounting principles), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.

(13) The ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For the purposes of computing such ratios, "earnings" consist of earnings before income taxes plus fixed charges (excluding capitalized interest), and "fixed charges" consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

(14) The ratios of total debt to EBITDA and of EBITDA to interest expense as of June 30, 2000 and June 30, 2001 have been calculated using reported EBITDA and interest expense for the trailing four quarters.

                                  THE OFFERING

     For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Issuer.....................  Belo Corp.

Securities Offered.........  $350 million principal amount of 8% notes due 2008.

Maturity Date..............  November 1, 2008.

Interest Payment Dates.....  Each May 1 and November 1, beginning on May 1,
                             2002.

Optional Redemption........  We may redeem some or all of the notes at our option at any time at the redemption prices described in "Description of the Notes--Optional Redemption."

Ranking....................  The notes will be unsubordinated and unsecured obligations ranking equally with all of our existing and future unsubordinated and unsecured obligations. Claims of holders of the notes will be effectively subordinated to the claims of holders of the debt and other liabilities of our subsidiaries with respect to the assets of such subsidiaries. In addition, claims of holders of the notes will be effectively subordinated to the claims of holders of our secured debt and secured debt of our subsidiaries with respect to the collateral securing such claims. As of June 30, 2001, our subsidiaries had $6.5 million of indebtedness, as defined in the indenture, of which $6.4 million consisted of secured indebtedness.

Covenants..................  The indenture limits our ability to create liens to secure certain indebtedness without also securing the notes. The indenture also limits our ability to enter into sale and lease-back transactions and to consolidate, merge or transfer assets. See the sections in the accompanying prospectus entitled "Description of Debt Securities--Certain Covenants of the Company--Limitation on Indebtedness Secured by a Mortgage" and "--Limitation on Sale and Lease-Back Transactions" and "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

Use of Proceeds............  We intend to use the net proceeds from the sale of the notes to repay outstanding bank debt under our revolving credit agreement.

                                USE OF PROCEEDS

     We will receive estimated net proceeds of $347.6 million from the sale of the notes, after deducting the underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from the sale of the notes to repay outstanding bank debt under our revolving credit agreement, which as of June 30, 2001 totaled $722.0 million and had a weighted average interest rate of approximately 4.3% for the quarter ended June 30, 2001. Our existing revolving credit facility is a $1.0 billion variable rate facility that terminates on August 29, 2002. We are currently negotiating a new revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more information. A portion of the proceeds from the sale of the notes will be used to repay indebtedness owed to the underwriters or their affiliates that are agents or lenders under the existing facility.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of June 30, 2001, and as adjusted to give effect to the sale of the notes offered by this prospectus supplement and the application of the net proceeds from this offering as described in "Use of Proceeds." You should read this table in conjunction with our consolidated financial statements and accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                   JUNE 30, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt:
  8% Senior Notes due 2008..................................  $       --   $  350,000
  6 7/8% Senior Notes due 2002(1)...........................     250,000      250,000
  7 1/8% Senior Notes due 2007..............................     300,000      300,000
  7 3/4% Senior Debentures due 2027.........................     200,000      200,000
  7 1/4% Senior Debentures due 2027.........................     250,000      250,000
  Bank debt(1)..............................................     732,100      384,537
  Other long-term debt, less current portion................       6,400        6,400
                                                              ----------   ----------
          Total long-term debt..............................   1,738,500    1,740,937
                                                              ----------   ----------
Shareholders' equity:
  Preferred stock, $1.00 par value. Authorized 5,000,000
     shares; none issued....................................          --           --
  Common stock, $1.67 par value. Authorized 450,000,000
     shares:
     Series A: Issued 90,955,946 shares at June 30, 2001....     151,896      151,896
     Series B: Issued 18,892,496 shares at June 30, 2001....      31,551       31,551
  Additional paid-in capital................................     829,930      829,930
  Retained earnings.........................................     318,390      318,390
                                                              ----------   ----------
          Total shareholders' equity........................   1,331,767    1,331,767
                                                              ----------   ----------
          Total capitalization..............................  $3,070,267   $3,072,704
                                                              ==========   ==========

---------------

(1) As of September 30, 2001, the $250.0 million of 6 7/8% Senior Notes due 2002, the bank debt outstanding under our revolving credit agreement of $677.0 million and bank borrowings of $23.6 million have been classified as short-term. Our existing credit facility expires on August 29, 2002. We are currently negotiating a new revolving credit facility and expect that the new facility will be finalized before December 31, 2001.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

     The following table presents selected historical financial data for us and our subsidiaries for each of the five years ended December 31, 2000 and for the six months ended June 30, 2000 and 2001. The selected historical consolidated financial data for each of the five years ended December 31, 2000 have been derived from our audited consolidated financial statements. The selected historical consolidated financial data for the six months ended June 30, 2000 and 2001 have been derived from our unaudited consolidated financial statements. In the opinion of management, all financial data derived from our unaudited consolidated financial statements reflects all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of that information. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. You should read the following table in conjunction with our consolidated financial statements and accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                                        SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                ---------------------------------------------------------------   -----------------------
                                   1996         1997          1998         1999         2000         2000         2001
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF EARNINGS DATA:
Total Net Operating
  Revenues....................  $  824,308   $ 1,248,381   $1,391,703   $1,433,982   $1,588,812   $  776,736   $  693,395
Operating Costs and Expenses:
  Salaries, wages and employee
    benefits..................     231,856       391,726      455,526      482,256      532,492      264,228      253,771
  Other production,
    distribution and operating
    costs.....................     215,295       328,719      343,582      356,717      400,293      191,241      182,598
  Newsprint, ink and other
    supplies..................     146,325       152,141      173,911      161,553      168,329       79,382       76,969
  Depreciation................      45,408        73,089       84,578       91,819      100,706       49,079       50,308
  Amortization................      19,775        61,904       74,864       77,142       84,266       42,063       40,769
  Non-recurring charges(1)....          --            --       26,157           --           --           --           --
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
Total operating costs and
  expenses....................     658,659     1,007,579    1,158,618    1,169,487    1,286,086      625,993      604,415
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
Earnings from operations......     165,649       240,802      233,085      264,495      302,726      150,743       88,980
Other Income and Expense:
  Interest expense............     (27,643)      (90,778)    (107,638)    (110,608)    (132,780)     (64,776)     (59,114)
  Gains on the sale of
    subsidiaries and
    investments(2)............          --            --           --      117,766      104,628           --           --
  Other, net(3)...............       6,034         4,098        5,013        4,800       (7,740)       1,728      (28,795)
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
Total other income and
  expense.....................     (21,609)      (86,680)    (102,625)      11,958      (35,892)     (63,048)     (87,909)
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
Earnings before income
  taxes.......................     144,040       154,122      130,460      276,453      266,834       87,695        1,071
Income taxes..................      56,535        71,150       65,558       98,147      116,009       40,043          763
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
Net earnings..................  $   87,505   $    82,972   $   64,902   $  178,306   $  150,825   $   47,652   $      308
                                ==========   ===========   ==========   ==========   ==========   ==========   ==========
CONSOLIDATED CASH FLOW
  INFORMATION:
Net cash provided by
  operations..................  $  164,421   $   256,418   $  234,872   $  220,814   $  253,428   $   73,812   $   51,015
Net cash provided by (used
  for) investments............  $ (123,929)  $(1,025,407)  $  (99,931)  $ (365,828)  $   55,515   $ (105,388)  $  (31,273)
Net cash provided by (used
  for) financing..............  $  (39,509)  $   767,012   $ (127,342)  $  171,156   $ (266,856)  $   14,852   $  (74,209)
BALANCE SHEET DATA (END OF
  PERIOD):
Cash and temporary cash
  investments.................  $   13,829   $    11,852   $   19,451   $   45,593   $   87,680   $   28,869   $   33,213
Total assets(4)(5)............  $1,224,072   $ 3,622,954   $3,539,089   $3,976,264   $3,893,260   $3,990,545   $3,705,993
Total debt(6).................  $  631,857   $ 1,614,355   $1,637,339   $1,856,257   $1,789,710   $1,907,900   $1,738,605
Total shareholders' equity....  $  370,483   $ 1,326,004   $1,248,100   $1,389,837   $1,349,408   $1,409,305   $1,331,767

                                                                                                        SIX MONTHS
                                                    YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                ---------------------------------------------------------------   -----------------------
                                   1996         1997          1998         1999         2000         2000         2001
                                ----------   -----------   ----------   ----------   ----------   ----------   ----------
SEGMENT DATA:
Revenue:
  Television Group(4).........  $  333,396   $   522,560   $  593,426   $  598,637   $  699,503   $  336,572   $  308,094
  Newspaper Group(5)..........  $  487,560   $   693,777   $  784,327   $  816,976   $  872,688   $  428,752   $  370,963
  Interactive media...........  $       --   $       718   $    3,214   $    6,520   $   10,401   $    4,707   $    6,267
  Other(7)....................  $    3,352   $    17,149   $   10,736   $   11,849   $   14,345   $    6,705   $    8,071
  Intercompany
    eliminations(8)...........  $       --   $        --   $       --   $       --   $   (8,125)  $       --   $       --
Operating cash flow:(9)
  Television Group(10)........  $  122,837   $   216,654   $  238,743   $  245,925   $  309,553   $  146,374   $  127,157
  Newspaper Group(11).........  $  128,118   $   206,440   $  210,351   $  236,167   $  251,318   $  124,621   $   87,829
  Interactive media...........          --   $    (1,542)  $   (2,687)  $   (8,365)  $  (24,947)  $   (7,159)  $   (9,689)
  Other.......................  $   (1,038)  $    (7,672)  $   (4,182)  $   (4,990)  $   (3,571)  $   (1,484)  $     (866)
Operating cash flow margins:
  Television Group(10)........        36.8%         41.5%        40.2%        41.1%        44.3%        43.5%        41.3%
  Newspaper Group(11).........        26.3%         29.8%        26.8%        28.9%        28.8%        29.1%        23.7%
OTHER FINANCIAL DATA:
EBITDA(12)....................  $  230,832   $   375,795   $  392,527   $  433,456   $  487,698   $  241,885   $  180,057
Capital expenditures..........  $   49,800   $    83,317   $  102,927   $   92,386   $  104,427   $   49,042   $   31,015
Ratio of earnings to fixed
  charges(13).................        5.96          2.63         2.15         3.36         2.92         2.28         1.01
Ratio of total debt to
  EBITDA(14)..................        2.74          4.30         4.17         4.28         3.67         4.13         4.08
Ratio of EBITDA to interest
  expense(14).................        8.35          4.14         3.65         3.92         3.67         3.77         3.35
Total debt as a percentage of
  total capitalization........        63.0%         54.9%        56.7%        57.2%        57.0%        57.5%        56.6%

---------------

 (1) Non-recurring charges for 1998 include an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News and separation costs of $14,299 associated with employees who accepted a voluntary early retirement offer or were terminated under other employee reduction initiatives.

 (2) Gains on the sale of subsidiaries in 1999 included a non-cash gain of $50,312 on the exchange of KXTV in Sacramento, California for KVUE in Austin, Texas and a gain of $20,448 on the sale of KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii, along with its rights to operate KFVE in Honolulu under a local marketing agreement. Also in 1999, we sold our investment in Falcon Communications, a cable system operator and recognized a gain of $47,006. During 2000, we recorded a gain of $104,628 in connection with the sales of The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas, the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma.

 (3) In 1998, net earnings increased by $2,042 as a result of the sale of shares of Peapod, Inc. common stock, which was partially offset by the donation of shares of Peapod common stock to The Belo Foundation. In 2000, we recorded a reserve of $28,500 related to write-downs of certain investments in Internet-related companies, recognizing a decline in value considered to be other than temporary, which was partially offset by a gain of $18,953 from a legal settlement. In June 2001, we recorded an additional reserve of $28,785 related to write-downs of certain investments in Internet-related companies, recognizing a decline in value considered to be other than temporary.

 (4) We purchased nine television stations as part of our acquisition of The Providence Journal Company in February 1997. We also acquired KENS in October 1997 and KTVK in November 1999. We acquired KMOV in June 1997 in exchange for KIRO, and we acquired KVUE in June 1999 in exchange for KXTV. We also sold KASA and KHNL in October 1999 and KOTV in December 2000.

 (5) We purchased The Eagle (Bryan-College Station, Texas) in December 1995, the Messenger-Inquirer (Owensboro, Kentucky) in January 1996, The Providence Journal in February 1997, The Gleaner

     (Henderson, Kentucky) in March 1997, The Press-Enterprise in July 1997 and the Denton Record-Chronicle in June 1999. We sold The Gleaner in November 2000 and The Eagle and the Messenger-Inquirer in December 2000.

 (6) Long-term debt increased in 1997 and 1999 due primarily to net borrowings of $1,100,545 in 1997 and $298,796 in 1999 to finance various acquisitions. Long-term debt increased in 1998 due primarily to borrowings for the repurchase of 6,727,400 shares of our stock for $129,786. Long-term debt decreased in 2000 due to repayments from cash proceeds from the sale of subsidiaries, partially offset by borrowings for the repurchase of 9,642,325 shares of our stock for $171,712. Long-term debt decreased during the six months ended June 30, 2001 due to repayments from cash proceeds from escrowed funds from the prior sale of subsidiaries, partially offset by borrowings for the repurchase of 683,800 shares of our stock for $12,621 and tax payments on 2000 transactions.

 (7) Other includes revenues associated with our cable news operations (beginning in March 1997) and television production subsidiary. We terminated the operations of our television production subsidiary in December 1998. From March 1997 through June 1997, Other also included a cable network acquired in connection with our acquisition of The Providence Journal Company. We subsequently disposed of the cable network, and its operations are excluded effective July 1, 1997.

 (8) The intercompany elimination removes revenues for the year ended December 31, 2000 of $6,677 for Television Group, $1,308 for Newspaper Group, $82 for interactive media and $58 for Other for advertising provided primarily to the interactive media segment.

 (9) Operating cash flow is defined as earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in our consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

(10) Television Group operating cash flow in 1998 includes a non-recurring charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(11) Newspaper Group operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at The Dallas Morning News.

(12) EBITDA is defined as earnings from operations (which excludes interest expense, income taxes and Other income and expense) plus depreciation and amortization. EBITDA is presented not as an alternative measure of operating results or cash from operations (as determined in accordance with generally accepted accounting principles), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.

(13) The ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For the purposes of computing such ratios, "earnings" consist of earnings before income taxes plus fixed charges (excluding capitalized interest), and "fixed charges" consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

(14) The ratios of total debt to EBITDA and of EBITDA to interest expense as of June 30, 2000 and June 30, 2001 have been calculated using reported EBITDA and interest expense for the trailing four quarters.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     We depend on advertising as our principal source of revenues. As a result, our operations are sensitive to changes in the economy, particularly in the Dallas/Fort Worth metropolitan area, where our two largest properties are located. We also derive revenues, to a much lesser extent, from the daily sale of newspapers and from compensation paid by networks to our television stations for broadcasting network programming.

     All references to earnings per share represent diluted earnings per share.

                             RESULTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

     Total net operating revenues declined $83,341 for the six months ended June 30, 2001 as compared to the same period in 2000. Revenues for the six months ended June 30, 2000 included $30,413 of revenue for the companies that were sold in the fourth quarter of 2000. The balance of the 2001 revenue decline related primarily to lower advertising revenues as a result of the slowdown in the U.S. economy.

     Salaries, wages and employee benefits expense declined $10,457 for the six months ended June 30, 2001 as compared to the year earlier period. Salaries, wages and benefits of the companies sold of $12,394 and decreases at our other properties of $2,524 were partially offset by an increase of $4,461 related to early retirement costs and corporate staff reductions.

     Other production, distribution and operating costs declined $8,643 in the first six months of 2001 as compared to the first six months of 2000, with a $6,500 reduction as a result of the companies sold and decreases of $2,143 at our other properties.

     Newsprint, ink and other supplies decreased $2,413 in the six months ended June 30, 2001 as compared to the year earlier period, with a $3,243 reduction due to the companies sold partially offset by an increase of $830 at our remaining properties. Newsprint consumption decreased approximately 14.4% for the remaining companies as compared to the year earlier period. The average cost per metric ton of newsprint increased approximately 21.1% in the first six months of 2001 as compared to the year earlier period.

     Depreciation expense increased $1,229 in the first six months of 2001, of which amount $2,930 was due to depreciation on prior year capital expenditures at our current companies, partially offset by a $1,701 decrease in depreciation expense from the companies sold.

     Of the $1,294 decrease in amortization expense in the six months ended June 30, 2001, $1,817 was associated with the operating companies sold in the fourth quarter of 2000, offset somewhat by an increase in amortization expense related primarily to 2000 acquisitions.

     Interest expense for the six months ended June 30, 2001 was $59,114 or 8.7% lower than the year earlier expense of $64,776, reflecting lower average debt levels and lower average interest rates.

     Other income (expense), net for the first six months of 2001 decreased from income of $1,728 to expense of $28,795 primarily due to a charge of $28,785 related to the write-down of our investments in certain Internet-related companies.

     The provision for income taxes is computed utilizing our expected annual effective income tax rate. The effective tax rate for the six months ended June 30, 2001 was 71.2%, compared with 45.7% for the year earlier period due to lower estimated pretax earnings.

     As a result of the factors discussed above, net earnings for the six months ended June 30, 2001 were $308 (0 cents per share) as compared to $47,652 (40 cents per share) for the six months ended June 30, 2000.

     SEGMENT RESULTS OF OPERATIONS

     To enhance comparability of our results of operations for the six-month periods ended June 30, 2001 and 2000, certain information below is presented by segment on an "as adjusted" basis to take into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV as though each had occurred at the beginning of the respective periods presented.

                                           AS REPORTED                      AS ADJUSTED
                                   ----------------------------     ----------------------------
                                    SIX MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                   ----------------------------     ----------------------------
                                     2000       2001     % CHG.       2000       2001     % CHG.
                                   --------   --------   ------     --------   --------   ------
                                                          (IN THOUSANDS)
Net operating revenues
Television Group.................  $336,572   $308,094    (8.5)%    $327,792   $308,094    (6.0)%
  Newspaper Group................   428,752    370,963   (13.5)%     407,226    370,963    (8.9)%
  Interactive media..............     4,707      6,267    33.1%        4,600      6,267    36.2%
  Other..........................     6,705      8,071    20.4%        6,705      8,071    20.4%
                                   --------   --------              --------   --------
     Group revenues..............  $776,736   $693,395   (10.7)%    $746,323   $693,395    (7.1)%
                                   ========   ========              ========   ========
Operating cash flow(1)
  Television Group...............  $146,374   $127,157   (13.1)%    $143,676   $127,157   (11.5)%
  Newspaper Group................   124,621     87,829   (29.5)%     118,824     87,829   (26.1)%
  Interactive media..............    (7,159)    (9,689)  (35.3)%      (6,938)    (9,689)  (39.7)%
  Other..........................    (1,484)      (866)   41.6%       (1,484)      (866)   41.6%
                                   --------   --------              --------   --------
     Group operating cash flow...   262,352    204,431   (22.1)%    $254,078   $204,431   (19.5)%
                                                                    ========   ========
  Corporate expenses.............   (20,467)   (24,374)  (19.1)%
  Depreciation and
     amortization................   (91,142)   (91,077)    0.1%
                                   --------   --------
     Earnings from operations....  $150,743   $ 88,980   (41.0)%
                                   ========   ========

---------------

(1) Operating cash flow is defined as earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the condensed consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

     Television Group

     On a reported basis, Television Group revenues for the six months ended June 30, 2001 decreased $28,478, or 8.5%, as compared to the prior year period due to continued lower advertising revenues resulting from the slowdown in the U.S. economy and the disposition of KOTV in the fourth quarter of 2000. Additionally, political and .com advertising revenues declined significantly in 2001 as compared to 2000. Television Group cash expenses for the six months ended June 30, 2001 decreased $9,261, or 4.9%, as a result of stringent cost controls implemented early in 2001 and the sale of KOTV. As a result, on a reported basis, Television Group operating cash flow for the six months ended June 30, 2001 decreased $19,217, or 13.1%, from the comparable period in 2000.

     On an "as adjusted" basis, year-to-date Television Group revenues were down 6.0% from $327,792 in 2000 to $308,094 in the current year. Spot revenues decreased 6.1% for the six months ended June 30,

2001 due in part to a decrease in political advertising. Excluding political advertising revenues, spot revenues were down 4.3% for the six months ended June 30, 2001. National advertising revenues declined 13.9% for the year-to-date period of 2001 compared with 2000. Decreases in national advertising were reported in nearly all of our markets, with the most significant decreases in the Dallas/Fort Worth and Seattle/Tacoma markets. Local advertising revenues were up 2.2% for the first six months of the year. Cash operating expenses decreased 1.7% in the six-months ended June 30, 2001 due to cost control measures implemented in early 2001. Operating cash flow for the six months ended June 30, 2001 declined 11.5%, from $143,676 in the six months ended June 30, 2000 to $127,157 for the six months ended June 30, 2001. Television Group operating cash flow margins declined from 43.8% in the first six months of 2000 to 41.3% in the same period of 2001.

     Newspaper Group

     On a reported basis, Newspaper Group revenues decreased $57,789, or 13.5%, for the six months ended June 30, 2001 as compared to the prior year period due to the sales of The Gleaner, The Eagle and the Messenger-Inquirer in the fourth quarter of 2000 and lower advertising revenues as a result of the slowdown in the U.S. economy. Newspaper Group cash operating expenses were down 6.9% for the six month period of 2001 as compared to the same period in 2000 as a result of the dispositions and tight cost controls. As a result, on a reported basis, Newspaper Group operating cash flow declined $36,792, or 29.5%, for the six months ended June 30, 2001.

     On an "as adjusted" basis, Newspaper Group revenues for the first six months of 2001 were $370,963, a decrease of 8.9%, compared to revenues of $407,226 for the same period of 2000. Total advertising revenues for the Newspaper Group declined 10.2% for the six months ended June 30, 2001 due mostly to significant declines in the classified employment category and lower .com advertising revenues.

     The Dallas Morning News reported revenue decreases of 10.1% for the first six months of 2001 as compared to the year earlier period. Classified advertising revenues declined 16.6% in the first six months of 2001 as compared to the year earlier period primarily due to significant decreases in classified employment advertising. General advertising revenues declined 11.1% for the six months ended June 30, 2001 due to lower .com advertising. Excluding .com advertising, general advertising revenues increased 1.2% in the six months ended June 30, 2001. Retail advertising revenues were down 4.9% for the first six months of 2001 as compared to the year earlier period.

     Total revenues for The Providence Journal decreased 9.9% in the six months ended June 30, 2001 as compared to the same period in 2000. Decreases were reported in all major advertising categories with the most significant decreases in classified employment and retail advertising.

     The Press-Enterprise reported decreases in total revenues of 1.8% in the six months ended June 30, 2001 as compared to the prior year period, primarily due to declines in retail and other advertising.

     On an "as adjusted" basis, Newspaper Group cash expenses decreased 1.8% for the six-months ended June 30, 2001 as compared to the prior year period due to continued cost controls initiated in early 2001 in response to the softening advertising environment. For the six months ended June 30, 2001, operating cash flow was $87,829 or 26.1% lower than 2000. Newspaper Group operating cash flow margins were 23.7% for the six-months ended June 30, 2001 as compared to 29.2% for the comparable 2000 period.

     Interactive Media

     On a reported basis, interactive media revenues, which are principally derived from advertising on the group's various Web sites, increased 33.1% for the six months ended June 30, 2001 over the year earlier period, from $4,707 to $6,267. Interactive media cash expenses increased 34.5% for the six-months ended June 30, 2001, reflecting increased staffing and levels of operations. As a result, interactive media reported an operating cash flow deficit of $9,689 for the six months ended June 30, 2001 as compared to $7,159 for the comparable prior year period.

     Other

     Other represents our regional cable news operations, NWCN and TXCN. On both a reported and "as adjusted" basis, during the six-month period, Other revenues increased 20.4%, from $6,705 in 2000 to $8,071 in 2001. Cash operating expenses increased 9.1% during the first six months of 2001 as compared to the prior year period. The operating cash flow deficit decreased from $1,484 for the first six months of 2000 to $866 for the 2001 comparable period, reflecting a decrease in the cash flow deficit at TXCN and an increase in operating cash flow at NWCN.

2000 COMPARED WITH 1999

     Results for 2000 include the effect of the following acquisitions and dispositions: The acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by us under LMAs); the sale of The Gleaner in Henderson, Kentucky on November 1, 2000; the sale of The Eagle in Bryan-College Station, Texas on December 1, 2000; and the sales of the Messenger-Inquirer in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000.

     CONSOLIDATED RESULTS OF OPERATIONS

     We recorded net earnings of $150,825 or $1.29 per share in 2000 compared with net earnings of $178,306 or $1.50 per share in 1999. Net earnings in 2000 included gains on the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV of $104,628 ($65,367 net of taxes or 56 cents per share), a non-recurring benefit related to a legal settlement of $18,953 ($12,190 net of taxes or 10 cents per share), a reserve related to certain Internet investments of $28,500 ($18,331 net of taxes or 16 cents per share) and other non-recurring charges of $4,204 (3 cents per share). The other non-recurring charges include early retirement charges, a programming write-down and a charge related to an advertiser's year-end bankruptcy. Net earnings in 1999 included a non-cash gain on the exchange of KXTV for KVUE of $50,312 ($49,060 net of taxes or 41 cents per share), a gain on the sale of KASA and KHNL of $20,448 ($16,348 net of taxes or 14 cents per share) and a $47,006 gain ($28,489 net of taxes or 24 cents per share) on the sale of our investment in Falcon Communications. Net non-recurring charges of $2,398 (2 cents per share) were also recorded in December 1999 for certain programming adjustments and early retirement charges.

     Depreciation and amortization expense in 2000 was $184,972, compared with $168,961 in 1999. Depreciation expense was higher in 2000 due to depreciation of prior year capital expenditures. Amortization expense increased due to the acquisitions of KVUE, the Denton Record-Chronicle, KTVK, KASW and KONG, offset somewhat by the dispositions in 1999 of KXTV, KASA and KHNL. Dispositions in 2000 occurred very late in the year and had a minimal impact on year over year amortization expense.

     Interest expense in 2000 was $132,780, an increase of approximately 20.0% over 1999 expense of $110,608. The increase is due to higher average debt levels during 2000 as a result of acquisitions, investments and share repurchases and higher weighted average interest rates in 2000 compared with 1999.

     The effective tax rate in 2000 was 43.5%, compared with 35.5% in 1999. The 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. The 2000 rate was affected by higher taxable earnings as a result of the 2000 dispositions. Excluding the effect of these transactions, the effective rates in 2000 and 1999 would have been 47.3% and 45.1%, respectively.

     SEGMENT RESULTS OF OPERATIONS

     To enhance comparability of our segment results of operations for the years ended December 31, 2000 and 1999, certain information is presented on an "as adjusted" basis and takes into account the 2000 dispositions of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV, the 1999 exchange of KXTV for KVUE, the 1999 acquisitions of the Denton Record-Chronicle and KTVK, including the rights to operate KASW under an LMA, and the 1999 dispositions of KASA and KHNL, as if each transaction had occurred at the beginning of 1999, and other non-recurring items previously discussed. The discussion that follows compares segment operations on an "as adjusted" basis only.

                                          AS REPORTED                      AS ADJUSTED
                                  ----------------------------     ----------------------------
                                    YEAR ENDED DECEMBER 31,          YEAR ENDED DECEMBER 31,
                                  ----------------------------     ----------------------------
                                    1999       2000     % CHG.       1999       2000     % CHG.
                                  --------   --------   ------     --------   --------   ------
                                                         (IN THOUSANDS)
Net Operating Revenues
  Television Group..............  $598,637   $699,503     16.8%    $618,659   $680,452     10.0%
  Newspaper Group...............   816,976    872,688      6.8%     780,277    831,154      6.5%
  Interactive media.............     6,520     10,401     59.5%       7,037     10,133     44.0%
  Other.........................    11,849     14,345     21.1%      11,849     14,345     21.1%
  Eliminations..................        --     (8,125)     N/A           --     (7,898)     N/A
Operating Cash Flow(1)
  Television Group..............  $245,925   $309,553     25.9%    $253,422   $305,204     20.4%
  Newspaper Group...............   236,167    251,318      6.4%     225,455    240,190      6.5%
  Interactive media.............    (8,365)   (24,947)  (198.2)%     (8,155)   (24,306)  (198.1)%
  Other.........................    (4,990)    (3,571)    28.4%      (4,990)    (3,571)    28.4%

---------------

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Consolidated Financial Data." Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

     Television Group

     Television Group revenues in 2000 were $680,452, an increase of $61,793 or 10.0% over 1999 Television Group revenues of $618,659. Double-digit revenue increases were realized by several of our television stations, including seven stations in the top 30 markets (WFAA in Dallas/Fort Worth, KING and KONG in Seattle/Tacoma, KASW in Phoenix, KMOV in St. Louis, KGW in Portland and WCNC in Charlotte). The presidential election as well as the senatorial, congressional and gubernatorial races that occurred in many states contributed to political advertising revenues of just over $50,000 in 2000, compared with political advertising revenues of approximately $10,500 in 1999. In addition, our four NBC stations had over $10,000 in revenue attributable to the broadcast of the Summer Olympics. Local revenues at our television stations increased 5.8% in 2000 while national revenues were up 1.4% for the year.

     Television Group operating cash flow for 2000 was $305,204, an increase of 20.4% over 1999 operating cash flow of $253,422. The 2000 Television Group operating cash flow margin was 44.9%, compared with 41.0% in 1999. Cash expenses in 2000 increased 2.7% over 1999 cash expenses. Salaries, wages and employee costs in 2000 increased 5.8% over such costs in 1999 primarily due to an increase in incentive bonuses and overtime associated with election coverage. Outside services and outside solicitation expenses were higher in 2000 than 1999, offset somewhat by savings in programming expense.

     Newspaper Group

     Newspaper Group revenues of $831,154 increased 6.5% in 2000 compared to 1999 revenues of $780,277. Revenues increased at all of our newspapers, including 6.2% at The Dallas Morning News, 3.9% at The Providence Journal and 12.1% at The Press-Enterprise. Advertising revenues comprised 87.0% of total Newspaper Group revenues in 2000, circulation revenues accounted for 11.0% and commercial printing contributed most of the remainder.

     Newspaper volume is measured in column inches. Volume for The Dallas Morning News was as follows (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                   FULL-RUN ROP INCHES(1)                     1999    2000    % CHANGE
                   ----------------------                     -----   -----   --------
Classified..................................................  1,931   1,973      2.2%
Retail......................................................  1,040     992     (4.6)%
General.....................................................    340     379     11.5%
                                                              -----   -----
  Total.....................................................  3,311   3,344      1.0%
                                                              =====   =====

---------------

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

     The Dallas Morning News general advertising revenues were up 19.5% in 2000 compared with 1999. The increase in general advertising revenues resulted from both higher average rates and increased volumes. Volume increases were reported in the automotive and telecom categories. Retail advertising revenues were up 1.3% on higher rates and lower volumes, primarily in the department store category. Classified advertising revenues increased 5.9% in 2000 compared with 1999 due to higher average rates and increased volumes, particularly in the employment, automotive and real estate advertising categories. Circulation revenue decreased approximately 2.0% in 2000 compared with 1999, primarily due to lower average rates to the newspaper's distributors, offset somewhat by a slight increase in circulation volumes.

     Revenues in all major advertising categories at The Providence Journal were higher in 2000 compared with 1999, with general advertising up 8.9%, classified up 6.7% and retail up approximately 5.0%. The increase in general advertising revenues in 2000 compared with 1999 was due to higher average rates while volumes remained flat. The classified advertising revenue increase was primarily due to higher rates, particularly in the employment category. The retail advertising revenue increase was due to both higher average rates and increased linage from the amusements, banks and furniture categories. Circulation revenues at The Providence Journal decreased 1.5% in 2000 compared with 1999.

     Total revenues at The Press-Enterprise were up 12.1% in 2000 compared with 1999, led by increases in classified advertising revenue and other advertising revenue of 18.6% and 28.7%, respectively. The increase in classified advertising revenue was due to an increase in rates, which more than offset a decline in volumes. An increase of approximately 4.0% in general advertising revenue resulted from an increase in average rates. Retail advertising revenues declined approximately 3.3% due to declines in the electronics, food and theater categories. Circulation revenues increased by approximately 4.0% primarily due to increases in daily and Sunday circulation volumes.

     Newspaper Group operating cash flow for 2000 was $240,190, an increase of 6.5% compared with $225,455 in 1999. Operating cash flow margins remained flat at 28.9% for both 2000 and 1999 despite an increase in cash expenses of approximately 6.5% in 2000 as compared to 1999. Newsprint expense increased 7.6% in 2000 compared with 1999, due to industry-wide newsprint price increases. In addition, salaries, wages and employee benefits increased approximately 5.5% in 2000 as compared to 1999 due to an increase in the number of employees and higher incentive bonuses. Other operating expenses were up 10.8% over 1999 due to increases in outside services, distribution expense, bad debt expense and features and news services.

     Interactive Media

     Belo Interactive, Inc. revenues for 2000 were $10,133, an increase of $3,096, approximately 44.0%, over 1999 revenues of $7,037. Belo Interactive's revenues in 2000 and 1999 were principally derived from advertising revenues on its various Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The revenue improvement is due to the increased focus placed on this newly emerging segment, particularly with the addition of a dedicated management team in mid-1999. The 2000 cash flow deficit of $24,306 includes $7,898 of intercompany advertising expense. The 1999 cash flow deficit was $8,155. The increase in the deficit is the result of expenses exceeding revenues at the existing interactive operations and start-up spending at Belo Interactive.

     Other

     Other revenues of $14,345 in 2000 were 21.1% higher than 1999 revenues of $11,849 due to revenue increases at NWCN and TXCN. The operating cash flow deficit decreased to $3,571 in 2000 from $4,990 in 1999 reflecting a decrease in the cash flow deficit at TXCN between the periods and positive cash flow at NWCN, its first surplus since it began operations in 1995.

1999 COMPARED WITH 1998

     Results for 1999 included the effect of the following acquisitions and dispositions: The exchange of KXTV in Sacramento, California for KVUE in Austin, Texas, effective June 1, 1999; the purchase of Denton Publishing Company, publisher of the Denton Record-Chronicle on June 30, 1999; the sale of stations KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii along with rights to operate KFVE, also in Honolulu, under a local marketing agreement, effective October 29, 1999; and the purchase of KTVK in Phoenix, Arizona along with rights to operate KASW under an LMA, effective November 1, 1999.

     CONSOLIDATED RESULTS OF OPERATIONS

     We recorded net earnings of $178,306 or $1.50 per share in 1999 compared with net earnings of $64,902 or 52 cents per share in 1998. Net earnings in 1999 included a gain on the exchange of KXTV for KVUE of $50,312 ($49,060 net of taxes or 41 cents per share), a gain on the sale of KASA and KHNL of $20,448 ($16,348 net of taxes or 14 cents per share) and a $47,006 gain ($28,489 net of taxes or 24 cents per share) on the sale of our investment in Falcon Communications. Net non-recurring charges of $2,398 (2 cents per share) were also recorded in December 1999 for certain programming adjustments and early retirement charges. Net earnings in 1998 included non-recurring charges of $26,157 ($15,937 net of taxes or 13 cents per share), comprised of an $11,478 non-cash charge for the write-down of a press at The Dallas Morning News, separation costs of $14,229 associated with a voluntary early retirement program and other employee reduction initiatives and $450 for severance and asset disposal costs related to the termination of operations of our programming subsidiary. Also in 1998, we realized a net gain of two cents per share related to the disposition of our investment in Peapod, Inc. stock.

     Depreciation and amortization expense in 1999 was $168,961, compared with $159,442 in 1998, excluding the $11,478 press write-down. The increase in 1999 was due primarily to depreciation expense for 1998 capital additions and amortization expense due to the incremental increase in intangibles from current year acquisitions and dispositions.

     Interest expense in 1999 was $110,608, an increase of 2.8% over 1998 expense of $107,638. The increase was due to higher debt levels in 1999 as a result of acquisitions and share repurchases in the second half of 1998, slightly offset by the effect of weighted average interest rates that were slightly lower in 1999 compared with 1998.

     The effective tax rate in 1999 was 35.5%, compared with 50.3% in 1998. The rate in 1998 was affected by lower pre-tax earnings and higher state tax rates while the 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. Excluding the effect of these transactions, the 1999 effective rate would have been 45.1%.

     SEGMENT RESULTS OF OPERATIONS

     To enhance comparability of our segment results of operations for the years ended December 31, 1999 and 1998, certain information is presented on an "as adjusted" basis and takes into account the 1999 exchange of KXTV for KVUE, the acquisitions of the Denton Record-Chronicle and KTVK and the disposition of KASA and KHNL, as if each transaction had occurred at the beginning of 1998. Adjusted results for 1999 and 1998 exclude consideration of all 2000 acquisitions and dispositions; accordingly, the 1999 "as adjusted" results in the table above differ from those reflected in the 2000 versus 1999 table shown previously. The discussion that follows compares segment operations on an "as adjusted" basis only.

                                            AS REPORTED                    AS ADJUSTED
                                    ----------------------------   ----------------------------
                                      YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                                    ----------------------------   ----------------------------
                                      1998       1999     % CHG.     1998       1999     % CHG.
                                    --------   --------   ------   --------   --------   ------
                                                          (IN THOUSANDS)
Net Operating Revenues
  Television Group................  $593,426   $598,637      0.9%  $627,010   $637,293      1.6%
  Newspaper Group.................   784,327    816,976      4.2%   795,623    822,655      3.4%
  Interactive media...............     3,214      6,520    102.9%     3,823      7,289     90.7%
  Other...........................    10,736     11,849     10.4%    10,736     11,849     10.4%
Operating Cash Flow:(1)
  Television Group................  $238,743   $245,925      3.0%  $250,796   $257,111      2.5%
  Newspaper Group(2)..............   210,351    236,167     12.3%   211,219    236,543     12.0%
  Interactive media...............    (2,687)    (8,365)  (211.3)%   (2,575)    (8,106)  (214.8)%
  Other...........................    (4,182)    (4,990)   (19.3)%   (4,182)    (4,990)   (19.3)%

---------------

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Consolidated Financial Data." Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(2) Both as reported and as adjusted operating cash flow for Newspaper Group in 1998 exclude the effect of the $11,478 non-cash charge to write down a press at The Dallas Morning News.

     Television Group

     Television Group revenues in 1999 were $637,293, an increase of $10,283 over 1998 Television Group revenues of $627,010. This improvement came despite more than $40,000 of political and Olympic related advertising revenues in 1998, which was an election year in many states, compared with $10,550 in political advertising revenues in 1999. Revenues improved most significantly in the Dallas/Fort Worth, Seattle/Tacoma, Phoenix, Charlotte and Austin markets, primarily in the automotive and .com advertising categories. Revenues declined in Houston, St. Louis, Portland, Hampton/Norfolk, Louisville and Spokane due primarily to political advertising losses compared with 1998. Excluding political revenues in 1999 and 1998, spot advertising revenues increased 6.1% in 1999 compared with 1998.

     Television Group operating cash flow of $257,111 in 1999 was 2.5% better than operating cash flow of $250,796 in 1998. The 1999 Television Group operating cash flow margin was 40.3%, compared with 40.0% in 1998. Cash expenses in 1999 were up 1.1% over 1998 cash expenses. Excluding the effect of a $6,996 charge in 1998 for early retirement and other employee reduction initiatives and a $2,632 charge in 1999 for programming write-downs, operating cash flow in 1999 increased 0.8% over 1998 operating cash flow, the operating cash flow margin was 40.8% and 41.1% in 1999 and 1998, respectively, and 1999 cash expenses increased 2.3% over 1998 cash expenses. Excluding the charges, salaries, wages and employee benefits costs in 1999 were flat compared with 1998, and other production, distribution and operating costs in 1999 increased 3.8% over 1998 primarily due to higher programming costs. Outside services and sales project expenses were also higher in 1999 than 1998, offset somewhat by savings in communications expense.

     Newspaper Group

     Newspaper Group revenues of $822,655 for 1999 increased 3.4% over 1998 revenues of $795,623. Revenues increased at each of our major market newspapers, including 1.8% at The Dallas Morning News,

4.9% at The Providence Journal and 10.0% at The Press-Enterprise. In 1999, advertising revenues comprised 85.0%, circulation revenues accounted for 12.0% and commercial printing contributed most of the remainder of total Newspaper Group revenues.

     Newspaper volume is measured in column inches. Volume for The Dallas Morning News was as follows (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              1998    1999    % CHANGE
                                                              -----   -----   --------
Full-run ROP inches(1)
  Classified................................................  1,989   1,931     (2.9)%
  Retail(2).................................................  1,053   1,040     (1.2)%
  General...................................................    304     340     11.8%
                                                              -----   -----
     Total..................................................  3,346   3,311     (1.0)%
                                                              =====   =====

---------------

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

(2) Full-run ROP inches for the Retail category have been restated to conform to current year presentation.

     The Dallas Morning News classified advertising revenues declined 5.4% in 1999 compared with 1998 due to lower volumes in employment advertising, which had been down over the previous 18 months due in part to low unemployment levels in the Dallas/Fort Worth metropolitan area. Real estate and automotive classified advertising volumes improved, partially offsetting the declines in the employment category. Retail advertising revenue at The Dallas Morning News improved 3.3% overall, despite the 1.2% decline in full-run retail volume, due to higher average rates. Department store linage was flat in 1999 when compared with 1998 linage. General advertising revenues increased 24.0% as both average rates and volumes were higher in 1999 than in 1998. Circulation revenues at The Dallas Morning News were up 1.6% over 1998 due to both slightly higher daily and Sunday circulation volumes, as well as the effect of a home delivery rate increase implemented at the end of 1998.

     Revenues in all major advertising categories at The Providence Journal were higher in 1999 compared with 1998, with classified up 5.7%, retail up 8.4% and general advertising up 7.1%. The classified advertising revenue increase was primarily due to higher rates, particularly in the employment and automotive categories. The retail advertising revenue increase was due to both higher average rates and increased linage from the amusements, automotive and department store categories. The increase in general advertising revenues in 1999 compared with 1998 was due to volume gains in the automotive, tobacco and travel categories offset somewhat by lower average rates. Circulation revenues at The Providence Journal were flat in 1999 compared with 1998.

     Total revenues at The Press-Enterprise were up 10.0% in 1999 compared with 1998, led by substantial increases in classified and general advertising, which increased 11.3% and 12.0%, respectively. The increase in classified advertising was due to improved linage in employment, automotive and real estate combined with higher average rates. Higher general advertising revenue was due to increased linage in the automotive and telecommunications categories, offset somewhat by lower average rates. Retail advertising improved 1.5% in 1999 compared with 1998 and circulation revenues were higher by 3.4% due to increased volume for daily and Sunday deliveries.

     Newspaper operating cash flow for 1999 was $236,543, an increase of 12.0% compared with $211,219 in 1998. Operating cash flow margin was 28.8% in 1999 compared with 26.5% in 1998. Cash expenses in 1999 were up 0.3% over 1998. Excluding the effect of early retirement charges of $690 and $6,344 in the fourth quarters of 1999 and 1998, respectively, operating cash flow increased 9.0%, the operating cash flow margin improved from 27.3% to 28.8% and cash expenses increased 1.3%. Substantial savings in newsprint, ink and other supplies expense were realized in 1999 as the net average cost per metric ton of newsprint in

1999 was 14.0% lower than in 1998. Communications expense was also lower in 1999 compared with 1998. These savings were offset, however, by higher 1999 compensation and benefits expense, due to incentive bonuses and an increase in the number of employees and higher outside services and advertising and promotion costs.

     Interactive Media

     Revenues in the interactive media segment for 1999 were $7,289 compared with $3,823 in 1998. The cash flow deficit grew to $8,106 in 1999 compared to $2,575 in 1998 as a result of expenses exceeding revenues at the interactive operations and start-up spending at Belo Interactive.

     Other

     Other revenues of $11,849 in 1999 were 10.4% higher than 1998 revenues of $10,736 due to an increase at NWCN and the start-up of TXCN, which began broadcasting on January 1, 1999. The operating cash flow deficit in 1999 of $4,990 was primarily due to start-up efforts at TXCN, as NWCN produced near break-even results for the first time since it began operations in 1995.

                        LIQUIDITY AND CAPITAL RESOURCES
       (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     Net cash provided by operations, bank borrowings and term debt are our primary sources of liquidity. During the first six months of 2001, net cash provided by operations was $51,015, compared with $73,812 for the same period in 2000. Tax payments in the first six months of 2001 included approximately $40,200 for taxes due on fourth quarter 2000 transactions, including the sales of The Gleaner, The Eagle, the Messenger-Inquirer and KOTV and a gain in 2000 from the settlement of a lawsuit brought by us against a third party. Total debt decreased $51,105 from December 31, 2000 to June 30, 2001 due to cash proceeds from escrowed funds from the prior sale of subsidiaries, partially offset by the repurchase of 683,300 shares of our stock for $12,621.

     At June 30, 2001 and December 31, 2000, we had $1,000,000 in fixed-rate debt securities as follows: $250,000 of 6 7/8% Senior Notes due 2002; $300,000 of 7 1/8% Senior Notes due 2007; $200,000 of 7 3/4% Senior Debentures due 2027; and $250,000 of 7 1/4% Senior Debentures due 2027. The weighted average effective interest rate for the fixed-rate debt instruments is 7.3%. After giving effect to this offering, we also will have $150,000 available for issuance under a shelf registration statement filed in April of 1997. Future issuances of fixed-rate debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management.

     At June 30, 2001 and December 31, 2000, we had a $1,000,000 variable-rate revolving credit agreement with a syndicate of 24 banks under which borrowings were $722,000 at June 30, 2001 and $725,000 at December 31, 2000. Borrowings under the agreement mature upon expiration of the agreement on August 29, 2002, with one year extensions possible through August 29, 2004, at our request and with the consent of the participating banks. In addition, we had $10,100 of short-term unsecured notes outstanding at June 30, 2001 and $58,100 of short-term unsecured notes outstanding at December 31, 2000. These borrowings may be converted at our option to revolving debt. Accordingly, such borrowings are classified as long-term in our financial statements.

     We are required to maintain certain ratios as of the end of each quarter, as defined in our revolving credit agreement. As of June 30, 2001, we were in compliance with all debt covenant requirements.

     Our existing variable-rate revolving credit agreement expires in August 2002. We are currently negotiating a new revolving credit facility and expect that the new facility will be finalized before December 31, 2001. We will be required to maintain certain ratios as of the end of each quarter, as defined in the new facility.

     In the first six months of 2001, we paid dividends of $16,430, or 15 cents per share, on Series A and Series B common stock outstanding.

     In the six months ended June 30, 2001, we repurchased 683,800 shares of our stock under an existing authorization for the repurchase of 18,116,719 shares as of December 31, 2000. The remaining authorization for the repurchase of shares as of June 30, 2001 was 17,432,919 shares. In addition, we also have a stock repurchase program authorizing the purchase of up to $2,500 of our stock annually. The total cost of the treasury shares purchased in the first six months of 2001 was $12,621. All shares repurchased during the six-month period ended June 30, 2001 have been retired.

     Capital expenditures in the first six months of 2001 were $31,015. Expenditures were primarily for broadcast equipment purchases, including those for equipment to be used in the transmission of digital television, and publishing equipment purchases. Capital spending in 2001 is expected to be approximately $70,000. We expect to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

     The expenses of our interactive operations will continue to exceed revenues in 2001 as we continue to develop its business. The 2001 operating cash flow deficit for Belo Interactive is expected to be approximately $17,500.

     In 2000, we announced the formation of a series of news partnerships with Time Warner Cable. The Time Warner agreements call for the creation of 24-hour news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. During the first nine months of 2001, an investment of $13,350 was made related to the Time Warner partnerships. We do not expect additional investments in the Time Warner partnerships during the fourth quarter of 2001.

                                 OTHER MATTERS

     On January 1, 2002, we will adopt Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," issued by the Financial Accounting Standards Board in July 2001. Under the provisions of the new standard, goodwill and certain other intangibles will no longer be amortized, but instead will be reviewed at least annually for impairment at the reporting unit level and written down (expensed against earnings) when the implied fair value of a reporting unit, including goodwill and other related intangibles, is less than its carrying amount. We recorded $37.6 million of goodwill amortization for the six months ended June 30, 2001 and estimate that the annual reduction of goodwill expense will be approximately $75.1 million. We expect to complete our review of goodwill impairment before we file our annual report on Form 10-K for the year ended December 31, 2001 and have not yet determined the results of this review.

                                ABOUT BELO CORP.

OVERVIEW

     We are one of the nation's largest media companies, with a diversified group of market-leading television broadcasting, newspaper publishing, cable news and interactive media operations. A Fortune 1000 company with more than 8,000 employees and $1.5 billion in 2000 pro forma revenues, we operate news and information franchises in some of America's most dynamic markets and regions. We own 18 television stations that reach 13.9% of U.S. television households, and manage two stations under local marketing agreements, or LMAs. We also publish four daily newspapers with a combined daily circulation of approximately 900,000 copies and a combined Sunday circulation of more than 1.2 million copies. In addition, we own or operate six cable news channels. Our Internet subsidiary, Belo Interactive, Inc., includes 34 Web sites, several interactive alliances and a broad range of Internet-based products.

     For the 12 months ended December 31, 2000, we generated pro forma revenues of $1.5 billion and EBITDA of $476.7 million, adjusted to take into account our dispositions of three newspapers and one television station in 2000 and specified non-recurring items. Our operations are diversified with our Television Group contributing 44.1% of total pro forma revenue for this period, our Newspaper Group contributing 54.3%, and interactive media and other contributing 1.6%.

OPERATING STRATEGIES

     Belo seeks to be the leading source of news and information in each of our markets through the following strategies. We believe that these strategies also maximize our revenue and operating cash flow.

     DELIVER JOURNALISTIC EXCELLENCE. Our long-standing commitment to the highest standards of journalism draws viewers, readers and advertisers. Our Television Group comprises market-leading stations with the number one or two ranked station in 13 of our 15 markets. The Dallas Morning News, winner of six Pulitzer Prizes for reporting and photography since 1986, is recognized as one of the elite newspapers in America. We believe our journalistic excellence allows us to attract a disproportionate share of revenues in each of our markets.

     PROMOTE LOCAL COMMUNITY INVOLVEMENT. Through our active involvement in the communities we serve, we seek to identify with our viewers, readers and advertisers. We believe that by connecting with our communities, our newspapers and television stations build trust and market share, develop local news leadership, and outperform their competitors. To that end, we support hundreds of local charities, institutions and events each year. In addition to the benefits our involvement provides to communities, we extend our franchises and increase our visibility within our markets.

     DEVELOP REGIONAL CLUSTERS. We concentrate our assets in regional clusters, such as Texas, the Northwest and the Southwest, which contain some of the fastest-growing markets in the United States. Our regional clusters provide powerful branding and cross-promotion opportunities that we believe enhance our competitive positions. The clusters also provide us an opportunity to achieve operating efficiencies and thereby reduce expenses. Our businesses within each cluster are able to combine their news-gathering resources to provide comprehensive news coverage. Combining the quality of our assets with these growing markets provides a strong foundation from which to build revenues and operating cash flow.

     LEVERAGE MULTIPLE MEDIA PLATFORMS. We offer our viewers, readers and advertisers multiple media platforms in many of our markets by packaging the strengths of our television, newspaper, cable news and interactive media assets. Leveraging multiple media platforms broadens our audience base and provides more distribution outlets for advertisers. For example, in Dallas/Fort Worth, we combine the strengths of The Dallas Morning News and WFAA with our TXCN cable news channel and our dallasnews.com and WFAA.com Web sites to effectively move audiences from one medium to another. We sell across multiple media platforms in our local markets and regional clusters to provide advertisers integrated marketing solutions.

     We have an experienced management team that we believe is uniquely capable of executing our business strategies. The combined years of media experience of our five-person Management Committee is over 100 years.

TELEVISION GROUP

     Our Television Group, with 2000 pro forma revenue of $674.0 million, is the nation's fifth-largest non-network owned station group based on audience share. We own 18 television stations and manage two stations under local marketing agreements, or LMAs. In the 15 markets in which we operate, nine of our stations are ranked number one and four of our stations are ranked number two in "sign-on/sign-off" audience rating. Six of our stations are located in the top 17 television markets and we have 14 stations in the top 50 markets. Our stations collectively reach 13.9% of U.S. households.

     Our stations are primarily concentrated in three high-growth regions:
Texas, the Northwest and the Southwest. Six of our television stations are located in four of the fastest growing major metropolitan areas in the country:

     - ABC-affiliate WFAA in Dallas/Fort Worth;

     - CBS-affiliate KHOU in Houston;

     - NBC-affiliate KING and independent KONG in Seattle/Tacoma; and

     - Independent KTVK and WB-affiliate KASW in Phoenix.

     We have a balanced network exposure with four ABC affiliates, four NBC affiliates and five CBS affiliates, and at least one large-market station associated with each network. In addition, we own two independent stations, one WB affiliate, one FOX affiliate, one UPN affiliate and we operate two additional UPN affiliates under LMAs.

     Our television stations have been recognized with numerous local, state and national awards for outstanding news coverage. Since 1957, our television stations have garnered the industry's most prestigious honors, including 15 Alfred I. duPont-Columbia Awards, 12 George Foster Peabody Awards and 22 Edward
R. Murrow Awards.

     Station Portfolio. The following table sets forth information for each of our stations and our markets as of June 30, 2001:

                                                                                          STATION     NUMBER OF
                                                                              STATION    AUDIENCE    COMMERCIAL
                            MARKET                YEAR         NETWORK        RANK IN    SHARE IN    STATIONS IN
MARKET                      RANK(1)   STATION   ACQUIRED   AFFILIATION(2)    MARKET(3)   MARKET(4)    MARKET(5)
------                      -------   -------   --------   ---------------   ---------   ---------   -----------
Dallas/Fort Worth.........      7      WFAA       1950        ABC                1          12           15
Houston...................     11      KHOU       1984        CBS                1          13           16
Seattle/Tacoma............     12      KING       1997        NBC                1          14           14
Seattle/Tacoma............     12      KONG       2000        IND                5*          2           14
Phoenix...................     17      KTVK       1999        IND                1*         12           12
Phoenix...................     17      KASW       2000         WB                5*          5           12
St. Louis.................     22      KMOV       1997        CBS                2          16            8
Portland..................     23       KGW       1997        NBC                1          14            8
Charlotte.................     28      WCNC       1997        NBC                3           9            8
San Antonio...............     37      KENS       1997        CBS                1*         13           10
San Antonio(6)............     37      KBEJ         --        UPN                5           1           10
Hampton/Norfolk...........     41      WVEC       1984        ABC                2*         11           10
New Orleans...............     42       WWL       1994        CBS                1          20            7
Louisville................     48      WHAS       1997        ABC                2*         13            8
Austin....................     58      KVUE       1999        ABC                2*         10            9
Tucson....................     71      KMSB       1997        FOX                4           5            6
Tucson(6).................     71      KTTU         --        UPN                5*          3            9
Spokane...................     77      KREM       1997        CBS                1*         15            9
Spokane...................     77      KSKN       2001       UPN/WB              4*          3            6
Boise.....................    123      KTVB       1997        NBC                1          25            6

---------------

(1) Market rank is based on the relative size of the television market, commonly known as designated market area or DMA, among the 210 generally recognized DMAs in the United States, based on May 2001 Nielsen estimates.

(2) Substantially all the revenue of our television stations is derived from advertising. Less than 4% of broadcasting revenue is provided by compensation paid by networks to the television stations for broadcasting network programming.

(3) Station rank is derived from the station's rating, which is based on May 2001 Nielsen estimates of the number of television households tuned to the station for the Sunday-Saturday 7:00 a.m. to 1:00 a.m. period, commonly known as the "sign-on/sign-off" period, as a percentage of the number of television households in the market.

(4) Station audience share is based on May 2001 Nielsen estimates of the number of television households tuned to the station as a percentage of the number of television households with sets in use in the market for the sign-on/sign-off period.

(5) Represents the number of television stations (both VHF and UHF) broadcasting in the market, excluding public stations, low power broadcast stations and national cable channels.

(6) Operated under an LMA. We have agreed to purchase KTTU subject to FCC approval, which remains pending.

 *  Tied with one or more other stations in the market.

     Sources of Revenue. The principal source of revenue for our television stations is the sale of commercial spots to national and local advertisers. In 2000, approximately 93.9% of total pro forma television revenue was derived from spot revenues. Pro forma network compensation was 3.7%. Other revenue comprised the remaining 2.4% of pro forma 2000 television revenue. The following chart illustrates our Television Group's spot advertising revenue mix for the year ended December 31, 2000 on a pro forma basis taking into account the December 31, 2000 disposition of KOTV as if it had occurred on January 1, 2000.

                                TELEVISION GROUP
                           PRO FORMA SPOT ADVERTISING
                                  REVENUE MIX
(PIE CHART)

LOCAL                                                                     NATIONAL                          POLITICAL
-----                                                                     --------                          ---------
56                                                                         36.00                               8.00

     Sales and Marketing. Each of our stations has a general sales manager, at least one national sales manager and at least one local sales manager as well as a research director. Depending on the size of the market, each station has five to ten account executives that report to each local sales manager. Over the last three years, our strategy has been to increase our local sales teams in all of our markets to maximize our share of local advertising revenues. From 1998 to June 2001, we increased our local sales force by more than 50%, while reducing overall headcount for the Television Group. In addition to our strong local sales teams, the Television Group uses the same national advertising representative firm in most of its markets, whose sales representatives are exclusive to Belo within our markets.

     In 2000 we also created Belo Marketing Solutions to take advantage of the sales opportunities created within our local markets and regional clusters. Belo Marketing Solutions has sales teams focused on each separate cluster with offices in Dallas, Seattle and Phoenix. These sales teams target non-traditional advertisers that do not normally use television or newspapers as their advertising medium. Belo Marketing Solutions sells across all of our media platforms in each local market and regional cluster producing incremental revenue for Belo.

     Network Affiliations. Commercial television stations generally fall into one of three categories. The first category of stations includes those affiliated with one of the four major national networks (ABC, CBS, NBC and FOX). The second category comprises stations affiliated with newer national networks, such as UPN, WB and Paxson Communications Corporation (or PAX TV). The third category includes independent stations that are not affiliated with any network and rely principally on local and syndicated programming. Affiliation with a television network can have a significant influence on the revenues of a television station because the audience ratings generated by a network's programming can affect the rates at which a station can sell advertising time. Generally, rates for national and local spot advertising sold by us are determined by each station, which receives all of the revenues, net of agency commissions, for that advertising. Rates are influenced by the demand for advertising time, the popularity of the station's programming and market size.

     Our network affiliation agreements generally provide the station with the exclusive right to broadcast in its local service area all programs transmitted by the network with which the station is affiliated. In return, the network has the right to sell most of the advertising time during such broadcasts. Stations generally receive a specified amount of network compensation for broadcasting network programming. To the extent that a station broadcasts other programming instead of network programming in excess of a designated amount, that compensation may be reduced. These payments are also subject to decreases by the network during the term of an affiliation agreement under other circumstances, with provisions for advance notice. We have network affiliation agreements in place with ABC, CBS, NBC, FOX, WB and UPN. The two stations with which we have LMAs have affiliation agreements with UPN.

NEWSPAPER GROUP

     Our Newspaper Group, with 2000 pro forma revenue of $829.9 million, comprises four daily newspapers with a combined daily circulation of approximately 900,000 copies. Our leading paper is The Dallas Morning News, which has the country's seventh-largest Sunday circulation and tenth-largest daily circulation. Recognized as one of the elite newspapers America, The Dallas Morning News has earned six Pulitzer Prizes since 1986 for its news reporting and photography initiatives. The Providence Journal, our second largest publication based on total circulation, has also won four Pulitzer Prizes. Our third largest publication is The Press-Enterprise, which is distributed throughout Riverside County and the inland southern California area; The Press-Enterprise has won one Pulitzer Prize. We also own the Denton Record-Chronicle in Denton, Texas.

     The Dallas Morning News is one of the leading newspaper franchises in America. Its success is founded upon the highest standards of journalistic excellence, with an emphasis on comprehensive news and information, and community service. The Providence Journal also has a long history of journalistic excellence and service to its community. The Journal is America's oldest major daily newspaper of general circulation and continuous publication.

     Newspaper Circulation. The following table sets forth information concerning our average newspaper circulation (both daily and on Sundays):

                                                       MARCH 31, 2001                     MARCH 31, 2000
                                              --------------------------------   ---------------------------------
                                                   DAILY            SUNDAY            DAILY            SUNDAY
NEWSPAPER                       LOCATION      CIRCULATION(1)    CIRCULATION(1)   CIRCULATION(2)    CIRCULATION(2)
---------                    --------------   ---------------   --------------   ---------------   ---------------
The Dallas Morning News....    Dallas, TX         522,538           782,748          523,100            783,944
The Providence Journal.....  Providence, RI       160,610           229,271          162,099            232,634
The Press-Enterprise.......  Riverside, CA        172,007           178,631          173,127            180,008
Denton Record-Chronicle....    Denton, TX          15,969            20,428           15,967             18,808
                                                  -------         ---------          -------          ---------
Total......................                       871,124         1,211,078          874,293          1,215,394
                                                  =======         =========          =======          =========

---------------

(1) Average paid circulation data for The Dallas Morning News, The Providence Journal and The Press-Enterprise is for the six months ended March 31, 2001 as filed in the Audit Bureau of Circulation FAS-FAX report and is calculated in accordance with Audit Bureau guidelines. Circulation data for the Denton Record-Chronicle is as filed in the Certified Audit of Circulations Report for the twelve months ended December 31, 2000 and is calculated in accordance with the report guidelines.

(2) Average paid circulation data for The Dallas Morning News, The Providence Journal and The Press-Enterprise is for the six months ended March 31, 2000 as filed in the Audit Bureau of Circulation FAS-FAX report and is calculated in accordance with Audit Bureau guidelines. Circulation data for the Denton Record-Chronicle is as filed in the Certified Audit of Circulations Report for the twelve months ended December 31, 1999 and is calculated in accordance with the report guidelines.

     Sources of Revenue. Our Newspaper Group derives its revenue from advertising and circulation. For the year ended December 31, 2000, pro forma advertising revenue accounted for 86.6% of our total pro forma newspaper revenue while pro forma circulation revenue accounted for 11.0% and "other" accounted for 2.4%. Our Newspaper Group's advertising revenues are generated primarily through classified, retail, preprints and national advertising. The following chart illustrates our Newspaper Group's advertising revenue mix for the year ended December 31, 2000 on a pro forma basis taking into account the 2000 dispositions of The Gleaner in Henderson, Kentucky, The Eagle in Bryan-College Station, Texas and the Messenger-Inquirer in Owensboro, Kentucky as if they had occurred on January 1, 2000.

                                NEWSPAPER GROUP
                             PRO FORMA REVENUE MIX
(PIE GRAPH)

                                                                                          OTHER
CLASSIFIED                         RETAIL           PREPRINTS         NATIONAL         ADVERTISING       CIRCULATION
----------                         ------           ---------         --------         -----------       -----------
35                                  22.00             14.00             11.00             5.00              11.00


CLASSIFIED                      OTHER REVENUE
----------                      -------------
35                                  2.00

     Sales and Marketing. The sales and marketing structure for our Newspaper Group varies from market to market. Our newspapers divide their sales teams either on the basis of advertising category (for example, classified, retail, and national) or industry (for example, automotive, dining/entertainment, telecom, etc). All of our newspapers employ internally trained sales representatives. Our largest newspaper, The Dallas Morning News, has an advertising staff of approximately 225 sales representatives. These representatives are compensated through a mix of base salary and commission.

     Newsprint. The basic material used in publishing our newspapers is newsprint. Currently, we purchase newsprint primarily from two suppliers. In addition, The Providence Journal purchases approximately 50% of its newsprint from other suppliers under contracts expiring in 2002 and 2003. These contracts provide for certain minimum purchases per year. Less than 5% of our newsprint is purchased on the spot market in privately negotiated transactions. We believe our sources of newsprint, along with available alternate sources, are adequate for our current needs.

     Our publishing operations consumed approximately 110,000 metric tons of newsprint at an average cost per metric ton of $595 during the first six months of 2001, and consumed approximately 269,000 metric tons of newsprint at an average cost per metric ton of $520 during 2000. Newsprint prices rose from late 1999 through the first half of 2001 but have recently declined. The recent price decline resulted from lower publisher demand and increasing producer inventory levels.

INTERACTIVE MEDIA

     The Internet is a powerful resource through which we continuously explore ways to expand the scope of our core businesses while creating innovative services for our viewers, readers and advertisers. Interactive editions of our newspapers along with the Web sites of each of our television stations provide consumers with accurate and timely news and information as well as a variety of services. We obtain immediate feedback through online communication with our audience, which allows us to tailor the way in which we deliver news and information to better serve the needs of our audience.

     The majority of Belo Interactive's Web sites are associated with our television stations and newspapers and primarily provide news and information. According to Nielsen/NetRatings, Belo Interactive has six of the top 25 U.S. television-affiliated Web sites, and our newspaper-affiliated Web sites in Dallas and Providence are the leading local media sites in those designated market areas.

     Belo Interactive's revenues for 2000 were $10.1 million, representing a 42.8% increase over 1999 revenues. Revenues from this segment in 1999 and 2000 were principally derived from advertising revenues on our various Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The revenue improvement is primarily due to the increased focus placed on this newly emerging segment, particularly with the addition of a dedicated management team in mid-1999.

CABLE NEWS

     Our cable news operations include Texas Cable News and Northwest Cable News, which provide regional news coverage in a comprehensive 24-hour a day format, utilizing the news resources of our television stations and newspapers in Texas and our television stations in the Northwest. We also operate four cable news channels in partnership with Cox Communications and others, which provide local market coverage in New Orleans, Louisiana (NewsWatch on Channel 15), Phoenix, Arizona (Arizona NewsChannel and Mas! Arizona) and Hampton/Norfolk, Virginia (Local News on Cable). These cable news channels also utilize the news resources of our television stations in those markets. Mas! Arizona is the Southwest's first Spanish-language cable news, information and sports channel. The channel went on the air in September 2000 and provides in-depth coverage of local issues and stories in the community.

     In September 2000, we announced the formation of news partnerships with Time Warner Cable that call for the creation of 24-hour news channels in Houston, Texas and San Antonio, Texas, and in July 2001, we announced the formation of a third news partnership with Time Warner Cable in Charlotte, North Carolina. Each of these news channels is expected to go on the air in 2002.

FCC REGULATION

     GENERAL

     Our television broadcast operations are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended. Among other things, the Communications Act empowers the FCC to:

     - assign frequency bands;

     - determine stations' operating frequencies, location and power;

     - issue, renew, revoke and modify station licenses;

     - regulate equipment used by stations;

     - impose penalties for violation of the Communications Act or of FCC regulations;

     - impose fees for processing applications and other administrative functions; and

     - adopt regulations to carry out the Communications Act's provisions.

     The Communications Act also prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without prior FCC approval. Under the Communications Act, the FCC also regulates certain aspects of the operation of cable television systems and other electronic media that compete with television stations. The Communications Act would prohibit our subsidiaries from continuing as broadcast licensees if record ownership or power to vote more than one-fourth of our stock were to be held by aliens, foreign governments or their representatives, or by corporations formed under the laws of foreign countries.

     STATION LICENSES

     Under the Communications Act, as amended in the Telecommunications Act of 1996, the FCC grants television station licenses for terms of up to eight years. The 1996 Act also requires renewal of a television license if the FCC finds that:

     - the station has served the public interest, convenience, and necessity;

     - there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and

     - there have been no other violations of either the Communications Act or the FCC's rules and regulations by the licensee which, taken together, constitute a pattern of abuse.

     In making its determination, the FCC cannot consider whether the public interest would be better served by a party other than the renewal applicant. Under the 1996 Act, competing applications for the same frequency may be accepted only after the FCC has denied an incumbent's application for renewal of license.

     The current license expiration dates for each of our television broadcast stations are as follows:

WVEC........................................................  October 1, 2004
WCNC........................................................  December 1, 2004
WWL.........................................................  June 1, 2005
WHAS........................................................  August 1, 2005
KMOV........................................................  February 1, 2006
KENS........................................................  August 1, 2006
KHOU........................................................  August 1, 2006
KVUE........................................................  August 1, 2006
WFAA........................................................  August 1, 2006
KASW........................................................  October 1, 2006
KMSB........................................................  October 1, 2006
KTVB........................................................  October 1, 2006
KTVK........................................................  October 1, 2006
KING........................................................  February 1, 2007
KONG........................................................  February 1, 2007
KGW.........................................................  February 1, 2007
KREM........................................................  February 1, 2007
KSKN........................................................  February 1, 2007

     The current license expiration dates for each of the television broadcast stations with which we have an LMA are as follows:

KBEJ........................................................  August 1, 2006
KTTU........................................................  October 1, 2006

     OWNERSHIP RULES

     The FCC's ownership rules, as modified pursuant to the 1996 Act and in recently concluded FCC proceedings, limit the aggregate audience reach of television stations that may be under common ownership, operation and control, or in which a single person or entity may hold office or have more than a specified interest or percentage of voting power, to 35% of the total national audience. FCC rules also place certain limits on common ownership, operation and control of, or cognizable or "attributable" interests or voting power in:

     - television stations serving the same area;

     - television stations and radio stations serving the same area;

     - television stations and daily newspapers serving the same area; and

     - television stations and cable systems serving the same area.

     The FCC's ownership rules affect the number, type and location of newspaper, broadcast and cable television properties that we might acquire in the future. For example, under current FCC rules, we generally may not acquire any daily newspaper or cable television property in a market where we now own or have an interest in a television station deemed attributable under FCC rules. Our ownership of The Dallas Morning News and WFAA, which are both located in the Dallas/Fort Worth DMA, predates the adoption of the FCC's rules regarding newspaper/broadcast cross-ownership and was "grandfathered" by the FCC.

     In August 1999, the FCC concluded long-standing proceedings to review and revise certain of its rules regulating television station ownership and the standards used to determine what types of interests are considered to be attributable under its rules. As modified in 1999, and in an order on reconsideration issued in January 2001, one of these rules, the so-called "duopoly" rule, permits a party to own two or more television stations that (1) are located in separate DMAs or (2) are located in the same DMA, but do not have overlapping Grade B service contours. In addition, a party may acquire a second television station in the same DMA where it already owns or has in interest in a television station, if:

     - at least eight television "voices" (independently owned and operated stations whose Grade B signals overlap the Grade B contour of at least one of the stations in the proposed combination, excluding LMAs) will remain in the market following the acquisition of the new television station; and

     - one of the two stations is not ranked among the top four stations in the market based on Nielsen audience share ratings.

     It is pursuant to this new rule that we acquired KONG, KASW and KSKN, which are located in the same DMA as our stations KING, KTVK and KREM, respectively. This new rule also provides the basis for our proposed acquisition of KTTU in Tucson, which is located in the same DMA as our station KMSB. In addition, the FCC's rules provide that future waivers of the duopoly restrictions will be available to permit acquisition of "failed" or "failing" stations or unbuilt stations, subject to certain conditions. An appeal of the eight "voices" test for television duopolies is pending in the U.S. Court of Appeals for the D.C. Circuit.

     In its August 1999 decision, as modified by the January 2001 reconsideration orders, the FCC relaxed its restrictions on the common ownership of television and radio stations. The new FCC rules generally permit the common ownership of up to two television and six radio stations, or one television and seven radio stations, provided at least 20 independent media "voices" would remain in the market. In addition, the FCC's new rules provide that future waivers of the television/radio ownership restrictions generally will be available to permit the acquisition of "failed" stations.

     The FCC's January 2001 reconsideration orders make several minor changes to the FCC's attribution rules. Under the FCC's attribution rules as they stand after the reconsideration orders, the following relationships and interests generally are attributable for purposes of the agency's broadcast ownership restrictions:

     - All officers and directors of a licensee and its direct or indirect parent(s);

     - Voting stock interests of at least 5%;

     - Voting stock interests of at least 20%, if the holder is a passive institutional investor (investment companies, banks, insurance companies);

     - Any equity interest in a limited partnership or limited liability company, unless properly "insulated" from management activities; and

     - Equity and/or debt interests which in the aggregate exceed 33% of a licensee's total assets, if the interest holder supplies more than 15% of the station's total weekly programming, or is a same-market broadcast company, cable operator or newspaper.

     Under the 1996 Act, the FCC must review all of its broadcasting ownership rules biennially to determine if they remain necessary in the public interest. In June 2000, the FCC completed its 1998 biennial review of its rules and decided to retain the 35% national television ownership limitation, the cable system/television station cross-ownership rule, and the limit on the number of radio stations a company may own in a given market. In addition, the FCC proposed to consider limited changes to the newspaper/broadcast cross-ownership rule. In January 2001, the FCC also completed its 2000 biennial review, making no additional relevant changes to its ownership rules. A consolidated appeal is pending in the U.S. Court of Appeals for the D.C. Circuit challenging the FCC's decision to retain the 35% national television ownership limitation and the cable system/television station cross-ownership rule. In September 2001, the FCC initiated a proceeding to determine whether any changes should be made to its newspaper/broadcast cross-ownership rule. We cannot predict the outcome of any of these proceedings.

     PROGRAMMING AND OPERATIONS

     The FCC has significantly reduced its regulation of the programming and other operations of broadcast stations in recent years, including elimination of formal ascertainment requirements and guidelines concerning the amounts of certain types of programming and commercial matter that may be broadcast. There are, however, FCC rules and policies, and rules and policies of other federal agencies, that regulate matters such as network/affiliate relations, cable systems' carriage of syndicated and network television programming on distant stations, political advertising practices, obscene and indecent programming, accessibility of television programming to audience members who are visually or hearing disabled, application procedures and other areas affecting the business or operations of broadcast stations.

     The courts have refused to overturn the FCC's invalidation of most aspects of the Fairness Doctrine, which had required broadcasters to present contrasting views on controversial issues of public importance. In October 2000, the U.S. Court of Appeals for the D.C. Circuit ordered the FCC to repeal the personal attack and political editorializing rules, which had their origins in the Fairness Doctrine and which required broadcasters to provide free response time to certain individuals or groups. The FCC may consider re-instituting fairness obligations at a later date.

     The Children's Television Act of 1990 limits the permissible amount of commercial matter in children's television programs and requires each television station to present educational and informational children's programming. The FCC subsequently adopted stricter children's programming requirements, including a requirement that television broadcasters provide a minimum of three hours of children's educational programming per week. In October 2000, the FCC extended indefinitely the requirement that broadcasters report on their children's programming activities on a quarterly basis, and the agency now is considering a requirement that broadcasters place their children's programming reports on their own Web sites. To date, the FCC has not resolved this issue.

     Broadcasters also are required to place "issues/programs list" in their public inspection files to provide their communities with information on their level of "public interest" programming. In October 2000, the FCC commenced a proceeding seeking comment on whether it should adopt a standardized form for this purpose and whether it should require television broadcasters to post the new form, as well as all other documents in their public inspection files, either on station Web sites or the Web sites of state broadcasters associations. This proceeding remains pending before the FCC.

     In April 1998, the U.S. Court of Appeals for the D.C. Circuit concluded that the FCC's longstanding Equal Employment Opportunity, or EEO, regulations were unconstitutional. In January 2000, the FCC adopted new EEO rules, which:

     - required broadcast licensees to widely disseminate information about job openings to all segments of the community;

     - gave broadcasters the choice of implementing two FCC-suggested supplemental recruitment measures or, alternatively, designing their own broad recruitment/outreach programs; and

     - imposed significant reporting requirements concerning broadcasters' recruitment efforts.

The FCC also reinstated its former requirement that broadcasters file annual employment reports with the FCC.

     In January 2001, however, the D.C. Circuit struck down the FCC's new EEO rules. The FCC thereafter suspended the rules, except for the general obligation not to engage in employment discrimination based on race, color, religion, national origin or sex. The FCC reportedly is considering opening a proceeding to revive at least some part of its EEO rules. At this point in time, we cannot predict what actions, if any, the FCC may take in this area in the future.

     The FCC has adopted various regulations to implement certain provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended by the 1996 Act, governing the relationship between broadcasters and cable operators. Among other matters, these regulations require cable systems to devote a specified portion of their channel capacity to the carriage of the signals of local television stations and permit TV stations to elect between having a right to mandatory carriage on local cable systems, referred to as "must-carry rights," or a right to restrict or prevent cable systems from carrying the station's signal without the station's permission, referred to as "retransmission consent." The Communications Act and FCC regulations also contain measures to facilitate competition among cable systems, telephone companies and other systems in the distribution of TV signals, video programming and other services.

     DIGITAL TELEVISION SERVICE

     In April 1997, the FCC adopted rules for implementing digital television, or DTV, service in the United States. Implementation of DTV will improve the technical quality of television signals received by viewers and will give television broadcasters the flexibility to provide new services, including high-definition television or multiple programs of standard definition television and data transmission.

     On April 3, 1997, a second channel on which to initially provide separate DTV programming or simulcast its analog programming was assigned to all broadcasters holding a license to operate a full-power television station or a construction permit for such a station. These second channels are assigned for an eight-year transition period scheduled to end in 2006. Stations were required to construct their DTV facilities and be on the air with a digital signal according to a schedule set by the FCC based on the type of station and the size of the market in which it is located. For example, all ABC, CBS, NBC and FOX network affiliates in the 10 largest markets were required to be on the air with a digital signal by May 1, 1999. Several stations in large markets voluntarily committed in writing to the FCC to build DTV facilities by November 1, 1998. Our stations in Dallas, Houston and Seattle met the accelerated schedule. Affiliates of the four major networks in the top 30 markets were required to begin transmitting digital signals by November 1999. Our stations in St. Louis, Portland and Charlotte each met this schedule. All other commercial broadcasters must follow suit by May 1, 2002. Our remaining stations, other than possibly in Austin, Spokane and Tucson, expect to meet this schedule. We intend to obtain FCC-approved rule waivers for any remaining stations that are unable to meet this schedule. At the end of the transition period, analog television transmissions will cease, and DTV channels will be reassigned to a smaller segment of the broadcasting spectrum. Some of the vacated spectrum has been allocated to public safety transmissions, while the remainder will be auctioned for use by other telecommunications services.

     In January 2001, the FCC issued a further order on DTV transition issues which sets a number of deadlines for commercial broadcasters. By December 31, 2003, commercial stations with both analog and digital channel assignments within the DTV core spectrum (channels 2-51) must elect the channel they will use for broadcasting after the transition is concluded. On December 31, 2004, commercial broadcasters not replicating their existing analog service areas will lose interference protection in those portions of their existing service areas not covered by their digital signal. On that same date, commercial broadcasters must also provide a stronger digital signal to their communities of license than was previously required.

     The FCC hopes to complete the full transition to DTV by 2006. Although the FCC has targeted December 31, 2006 as the date by which all television broadcasters must return their analog licenses, the Balanced Budget Act of 1997 allows commercial broadcasters to keep both their analog and digital licenses, until at least 85% of the television households in their respective markets can receive a digital signal. In addition, pursuant to a September 2001 FCC order, broadcasters operating on channels 59-69 who voluntarily give up one of their channels as a result of a "band-clearing agreement" may continue to operate in analog until December 31, 2005, or until at least 70% of the television households in their respective markets can receive a digital signal.

     Local zoning laws and the lack of qualified tall-tower builders to construct the facilities needed for DTV operations, as well as other factors, including the pace of DTV receiver production and sales, may cause delays in the DTV transition. The FCC will periodically review the progress of DTV and make adjustments to the 2006 target date, if necessary. In addition, the FCC commenced, but has not completed, a proceeding to consider setting strict time limits within which local zoning authorities must act on zoning petitions by local television stations.

     In January 2001, the FCC issued an order addressing the must-carry rights of digital television broadcasters. Although the FCC deferred making a decision as to whether broadcasters are entitled to simultaneous carriage of both their digital and analog signals during the transition to DTV, the FCC did determine the following:

     - Digital-only television stations may immediately assert carriage rights on local cable systems;

     - Television stations that return their analog spectrum and convert to digital operations are entitled to must-carry rights; and

     - A digital-only station asserting must-carry rights is entitled only to carriage of a single programming stream and other "program-related" content, regardless of the number of programs it broadcasts simultaneously on its digital spectrum.

     Several parties have filed petitions for reconsideration of various parts of the FCC's DTV must-carry decision. Those petitions remain pending before the agency, and we cannot predict what changes, if any, the FCC will make to its DTV must-carry rules on reconsideration.

     In December 1999, the FCC commenced a proceeding seeking comment on the public interest obligations of television broadcast licensees. Specifically, the FCC requested information in four general areas:

     - The new flexibility and capabilities of digital television, such as multiple channel transmission;

     - Service to local communities, including information on public interest activities and disaster relief;

     - Enhancing access to the media by persons with disabilities and using DTV to encourage diversity in the digital era; and

     - Enhancing the quality of political discourse.

In commencing the proceeding, the FCC did not propose specific new rules or policies, but stated that it was seeking to create a forum for public debate on how broadcasters can best serve the public interest during and after the transition to DTV.

     In addition, the FCC has commenced, but not completed, a proceeding specifically addressing the children's programming obligations of DTV broadcast licensees and how the current children's programming rules should apply to DTV. In this proceeding, the FCC is considering a number of measures that might increase licensees' current obligation to air at least three hours of educational programming per week.

     SATELLITE TRANSMISSION OF LOCAL TELEVISION SIGNALS

     In November 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999, or SHVIA, which established a copyright licensing system for limited distribution of television network programming to Direct Broadcast Satellite, or DBS, viewers and directed the FCC to initiate rulemaking proceedings to implement the new system. SHVIA also extended the current system of satellite distribution of distant network signals to unserved households (i.e., those that do not receive a Grade B signal from a local network affiliate).

     As part of those rulemakings, the FCC established a market-specific requirement for mandatory carriage of local television stations, similar to that applicable to cable systems, for those markets in which a satellite carrier provides any local signal, beginning January 1, 2002. Stations in affected markets were required to make must-carry elections by July 1, 2001. The July 1, 2001 election will be effective from January 1, 2002 to December 31, 2005. In response to broadcasters' July 1 elections, DBS operators issued a large number of carriage denial letters, prompting the FCC to issue an order in September 2001 clarifying the DBS mandatory carriage rules. In particular, the FCC emphasized that a satellite carrier must have a "reasonable basis" for rejecting a broadcast station's request for carriage. The DBS industry has challenged SHVIA and the FCC's DBS must-carry rules in federal court.

     The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, other applicable statutes or the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are pending before and are considered by Congress and federal regulatory agencies from time to time. We cannot predict the effect of existing and proposed federal legislation, regulations and policies on our business. Also, various of the foregoing matters are now, or may become, the subject of court litigation, and we cannot predict the outcome of any such litigation or the impact on our business.

EMPLOYEES

     As of September 30, 2001, we had approximately 7,345 full-time employees and 900 part-time employees. We have approximately 1,300 employees who are represented by various employee unions. Approximately one-half of these employees are located in Providence, Rhode Island, with the remaining union employees working at various television stations and other operations. We believe our relations with our employees are satisfactory.

                                   MANAGEMENT

     The following table sets forth information regarding our Management
Committee:

NAME                                AGE                          POSITION(S)
----                                ---                          -----------
Robert W. Decherd.................  50    Chairman of the Board, President and Chief Executive
                                          Officer
Michael J. McCarthy...............  57    Senior Executive Vice President
Dunia A. Shive....................  40    Executive Vice President/Chief Financial Officer
John L. Sander....................  59    Executive Vice President/Media Operations
James M. Moroney III..............  45    Publisher and Chief Executive Officer, The Dallas Morning
                                          News

     ROBERT W. DECHERD has served as a director since March 1976. He has been our chairman and chief executive officer since January 1987. Mr. Decherd became our president in January 1994, and previously served as our president from January 1985 through December 1986. From January 1984 through December 1986, he served as our chief operating officer. Mr. Decherd is a member of the Board of Directors of Kimberly-Clark Corporation. Mr. Decherd joined our company in 1973.

     MICHAEL J. MCCARTHY has been our senior executive vice president since July 2000 and served as our executive vice president from July 1998 to July 2000. He served as senior corporate vice president from July 1997 through June 1998 and as senior vice president from January 1987 through June 1997. In addition, Mr. McCarthy served as our general counsel from October 1985 until July 2000 and served as secretary from 1985 to 1998 and from February 2000 to July 2000. Mr. McCarthy joined our company in 1985.

     DUNIA A. SHIVE has been our executive vice president/chief financial officer since December 2000 and served as our senior vice president/chief financial officer from July 1998 until December 2000. She served as our senior vice president/Corporate Operations from July 1997 through June 1998. From January 1996 until July 1997, Ms. Shive served as our vice president/finance. Ms. Shive served as our vice president/controller from January 1995 until January 1996. Ms. Shive joined our company in 1993.

     JOHN L. SANDER has been our executive vice president/Media Operations since January 2001. He served as president of our Television Group from July 1998 through December 2000. He served as executive vice president of our Television Group when he joined us in 1997, through June 1998.

     JAMES M. MORONEY III has been publisher and chief executive officer of The Dallas Morning News since June 2001. He was president of Belo Interactive, Inc. from May 1999 until June 2001. He served as our executive vice president from July 1998 through December 1999. Mr. Moroney served as president of our Television Group from January 1997 until July 1998 and as executive vice president of the Television Group from January 1995 until January 1997. From November 1993 until January 1995, Mr. Moroney was vice president of our Broadcast Division (which is no longer an organizational entity). Mr. Moroney joined our company in 1978.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities included in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. If there are any inconsistencies between this section and the accompanying prospectus, you should rely on the information in this section.

GENERAL

     The notes constitute a series of debt securities under the indenture, initially limited to $350 million aggregate principal amount. The notes will mature on November 1, 2008 unless earlier redeemed. See "--Optional Redemption." We will issue the notes in denominations of $1,000 and integral multiples of $1,000.

     Interest on the notes will accrue from November 1, 2001 at a rate of 8% per year, payable semiannually (to holders of record at the close of business on April 15 or October 15 immediately preceding the interest payment date) on May 1 and November 1 of each year, beginning May 1, 2002. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

     As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, which is not a day on which banking institutions in the City of Dallas or The City of New York are authorized or obligated by law or regulation to close.

     The notes will be unsubordinated and unsecured obligations ranking equally with all of our existing and future unsubordinated and unsecured obligations. Claims of holders of the notes will be effectively subordinated to the claims of holders of the debt and other liabilities of our subsidiaries with respect to the assets of such subsidiaries. In addition, claims of holders of the notes will be effectively subordinated to the claims of holders of our secured debt and secured debt of our subsidiaries with respect to the collateral securing such claims. As of June 30, 2001, our subsidiaries had $6.5 million of Indebtedness, as defined in the indenture, of which $6.4 million consisted of secured Indebtedness.

     The defeasance and covenant defeasance provisions of the indenture described under the caption "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

FURTHER ISSUES

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

OPTIONAL REDEMPTION

     The notes may be redeemed, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of:

     - 100% of principal amount of the notes being redeemed on the redemption date; or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on the redemption date (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points;

plus in each case, accrued interest on the notes to the redemption date.

     As used in this section "--Optional Redemption," the following terms have the following meanings:

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means Banc of America Securities LLC , J.P. Morgan Securities Inc. or another independent investment banking institution of national standing appointed by us.

     "Reference Treasury Dealer" means Banc of America Securities LLC, J.P. Morgan Securities Inc. and two other primary U.S. Government securities dealers selected by us (each a "Primary Treasury Dealer"), and their respective successors, but if any of the foregoing ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     Holders of the notes to be redeemed will receive notice of such redemption by first-class mail at least 30 and not more than 60 days before the redemption date. Once notice of redemption is mailed, the notes to be redeemed will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by lot by The Depository Trust Company, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

     The notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

COVENANTS

     The indenture provides for a limitation on our ability to create liens to secure certain indebtedness without also securing the notes, as described in the accompanying prospectus in the section entitled "Description of Debt Securities--Certain Covenants of the Company--Limitation on Indebtedness Secured by a Mortgage." The indenture also provides for a limitation on our ability to enter into sale and lease-back transactions, as described in the accompanying prospectus in the section entitled "Description of Debt Securities--Certain Covenants of the Company--Limitation on Sale and Lease-Back Transactions," and on our ability to consolidate, merge and transfer assets, as described in the accompanying prospectus in the section entitled "Description of Debt Securities--Consolidation, Merger and Sale of Assets."

BOOK-ENTRY SYSTEM

     The notes will be represented by beneficial interests in one or more single, permanent global notes in fully registered form without interest coupons and will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC.

     Ownership of beneficial interests in a global note will be limited to DTC participants or persons that may hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     DTC or its nominee, as the case may be, as registered holder of a global note, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the notes and the indenture. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the indenture).

     Principal and interest payments on notes represented by a global note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of such global note. Neither we, the trustee nor any paying agent for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC, upon receipt of any payment of principal or interest on a global note, will immediately credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street name," and will be the responsibility of such participants.

     DTC has advised us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934, as amended.

     DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Investors may elect to hold interests in the notes outside the United States through the DTC accounts maintained by the operator of the Euroclear System, or Euroclear, or Clearstream Banking, S.A., or Clearstream, if they are participants of those systems, or indirectly through organizations which are participants in those systems.

     Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

     Transfers of notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its requirements, deliver instructions to its depositaries to take action to effect final settlement of the notes on its behalf by delivering or receiving notes through DTC and making or receiving payment in accordance with its normal procedures applicable to DTC. Payments with respect to the notes held through Euroclear or Clearstream will be credited to the cash accounts to Euroclear participants or Clearstream participants in accordance with the relevant system's rules and procedures, to the extent received by its depositaries.

     All information in this prospectus supplement on Euroclear or Clearstream is derived from Euroclear or Clearstream, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.

TRUSTEE

     The Chase Manhattan Bank will serve as the trustee for the notes. In the ordinary course of business, The Chase Manhattan Bank or its affiliates have provided and may in the future provide commercial, financial advisory or investment banking services for us and our subsidiaries for which they have received or will receive customary compensation.

                                  UNDERWRITING

     Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as joint book runners for this offering. We and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of notes that appears opposite the name of that underwriter below:

UNDERWRITER                                                   PRINCIPAL AMOUNT
-----------                                                   ----------------
Banc of America Securities LLC..............................    $113,750,000
J.P. Morgan Securities Inc..................................     113,750,000
Fleet Securities, Inc.......................................      35,000,000
BNP Paribas Securities Corp. ...............................      24,500,000
BNY Capital Markets, Inc. ..................................      21,000,000
Mizuho International plc....................................      21,000,000
SunTrust Equitable Securities Corporation...................      21,000,000
                                                                ------------
          Total.............................................    $350,000,000
                                                                ============

     The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

     The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer such notes to selected dealers at the public offering price minus a selling concession of up to 0.375% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession of up to 0.250% of the principal amount to certain other dealers. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

     In the underwriting agreement, we have agreed that:

     - we will pay our expenses related to this offering, which we estimate will be $250,000; and

     - we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     There is currently no established public trading market for the notes. In addition, we have not applied and do not intend to apply to list the notes on any securities exchange or to have the notes quoted on a quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making in the notes at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive when you sell will be favorable.

     In connection with this offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. The imposition of a penalty bid may also have an effect on the price of the notes to the extent that it were to discourage resales of the notes. If the underwriters engage in any of these transactions, they may discontinue them at any time.

     In the ordinary course of business, the underwriters or their affiliates have provided and may in the future provide commercial, financial advisory or investment banking services for us and our subsidiaries for which they have received or will receive customary compensation. A portion of the proceeds from the sale of the notes will be used to repay indebtedness owed to the underwriters or their affiliates. In the event that more than 10% of the proceeds will be used to repay such indebtedness, the offering will be conducted in conformity with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., is acting as the trustee for the notes offered by this prospectus supplement and our other debt securities issued under the indenture. Certain affiliates of the underwriters serve as agents and/or lenders under our revolving credit agreement. Certain affiliates of the underwriters will also serve as agents and/or lenders under our new revolving credit facility.

     Lloyd D. Ward, one of our directors, is a member of the board of directors of J.P. Morgan Chase & Co., which owns directly or indirectly all of the outstanding equity securities of J.P. Morgan Securities Inc. and The Chase Manhattan Bank.

     Certain of the underwriters will make securities available for distribution on the Internet through proprietary Web sites and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between these underwriters and their customers and is not a party to any transaction between these underwriters and their customers. Market Axess Inc., a registered broker-dealer, will receive compensation from these underwriters based on transactions the underwriter conducts through the system. Underwriters utilizing Market Axess Inc. will make securities available to their customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, New York, New York will deliver an opinion for us regarding the validity of the notes. Cravath, Swaine & Moore, New York, New York will provide a similar opinion for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Belo Corp. incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                 $1,500,000,000

                               (BELO CORP. LOGO)

                                DEBT SECURITIES
                                      AND
                              WARRANTS TO PURCHASE
                                DEBT SECURITIES
                           -------------------------

     A. H. Belo Corporation (the "Company") intends to issue from time to time in one or more series its unsecured debt securities ("Debt Securities") and warrants ("Warrants") to purchase Debt Securities (the Debt Securities and the Warrants being herein collectively called the "Securities") with an aggregate initial public offering price or purchase price of up to $1,500,000,000, or the equivalent thereof if any of the Securities are denominated in a foreign currency or composite currency such as the European Currency Unit ("ECU"). The Debt Securities of each series and the Warrants will be offered on terms to be determined at the time of sale. See "Description of Debt Securities" and "Description of Warrants." The Debt Securities and Warrants may be sold for United States dollars, foreign currencies or composite currencies such as the ECU, and the principal of, premium, if any, and any interest on the Debt Securities may be payable in United States dollars, foreign currencies or composite currencies such as the ECU. The specific designation, aggregate principal amount, the currency or composite currency in which the principal, premium, if any, and any interest are payable, the rate (or method of calculation) and the time and place of payment of any interest, authorized denominations, maturity, offering price, any redemption terms and any other specific terms of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). With regard to the Warrants, if any, in respect of which this Prospectus is being delivered, the Prospectus Supplement sets forth a description of the Debt Securities for which the Warrants are exercisable and the offering price, if any, exercise price, duration and any other specific terms of the Warrants.
                           -------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

     The Securities may be sold by the Company directly to purchasers, through agents designated from time to time, or to or through underwriters or dealers. If underwriters or agents are involved in the offering of Securities, the names of the underwriters or agents will be set forth in the Prospectus Supplement. If an underwriter, agent or dealer is involved in the offering of any Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of the Securities less such discount, in the case of an offering through an underwriter, or the purchase price of the Securities less such commission, in the case of an offering through an agent, and less, in each case, the other expenses of the Company associated with the issuance and distribution of the Securities. See "Plan of Distribution."

     Prior to issuance there will have been no market for the Debt Securities, and there can be no assurance that a secondary market for any such Debt Securities will develop. This Prospectus may not be used to consummate sales of any Debt Securities unless accompanied by the Prospectus Supplement.
                           -------------------------

                  The date of this Prospectus is June 3, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange one or more of the Company's securities are listed. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8598) pursuant to the Exchange Act are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1996, (ii) Current Report on Form 8-K dated February 28, 1997, as amended by Form 8-K/A filed May 2, 1997, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and (iv) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Public Affairs Department, A. H. Belo Corporation, P.O. Box 655237, Dallas, Texas 75265-5237, telephone: (214) 977-6606.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                                  THE COMPANY

     A. H. Belo Corporation's history dates back to 1842 with the publication of the Daily News in Galveston, Texas. Today, the Company is the oldest continuously operating business in the state of Texas and one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing, cable network and electronic media assets.

     The Company's Broadcast Division includes 16 network-affiliated television stations with an audience reach of 13.5 percent of U.S. television households. The stations are geographically diverse, with ownership weighted in the Southwest and the Pacific Northwest. Network affiliations are almost entirely balanced among the ABC, CBS and NBC networks, and include two FOX stations. The Company also manages four additional television stations through local marketing agreements and holds controlling interests in two television cable networks: the Television Food Network and America's Health Network. In addition, through its subsidiary Belo Productions, Inc., the Company produces original programming for network and cable distribution.

     The Company's Publishing Division is led by The Dallas Morning News, which has the country's seventh largest Sunday and ninth largest daily circulation. In 1996, The Dallas Morning News ranked first in full run advertising for the fourth consecutive year. The Company also owns the Providence Journal-Bulletin in Providence, Rhode Island; the Owensboro Messenger-Inquirer in Owensboro, Kentucky; the Bryan-College Station Eagle in Bryan-College Station, Texas; the Arlington Morning News in Arlington, Texas; and The Gleaner in Henderson, Kentucky. Both The Dallas Morning News and the Providence Journal-Bulletin have been recognized for their journalistic excellence with numerous local and national awards including six Pulitzer Prizes at The Dallas Morning News and four at the Providence Journal-Bulletin.

     The following table sets forth information for each of the Company's television stations and their markets:

                                              MARKET     TELEVISION      YEAR        NETWORK
MARKET                                        RANK(1)     STATION      ACQUIRED    AFFILIATION
------                                        -------    ----------    --------    -----------
Dallas-Fort Worth...........................      8       WFAA           1950        ABC
Houston.....................................     11       KHOU           1984        CBS
Seattle-Tacoma(2)...........................     12       KING           1997        NBC
Sacramento..................................     20       KXTV           1984        ABC
St. Louis(2)................................     21       KMOV           1997        CBS
Portland....................................     24        KGW           1997        NBC
Charlotte...................................     28       WCNC           1997        NBC
Hampton-Norfolk.............................     40       WVEC           1984        ABC
New Orleans.................................     41        WWL           1994        CBS
Albuquerque.................................     48       KASA           1997        FOX
Louisville..................................     50       WHAS           1997        ABC
Tulsa.......................................     58       KOTV           1984        CBS
Honolulu....................................     69       KHNL           1997        NBC
Spokane.....................................     73       KREM           1997        CBS
Tucson......................................     78       KMSB           1997        FOX
Boise.......................................    127       KTVB           1997        NBC

---------------

(1) Market rank is based on the relative size of the television market or Designated Market Area ("DMA") among the 211 generally recognized DMAs in the United States, based on January 1997 Nielsen estimates.

(2) Prior to June 2, 1997, the Company also owned KIRO-TV in Seattle, Washington which it acquired in 1995. On February 20, 1997, the Company announced an agreement among multiple parties whereby, through an exchange of assets, it agreed to exchange KIRO for CBS affiliate KMOV-TV in St. Louis, Missouri. The exchange was closed effective June 2, 1997.

     The Company is incorporated in the State of Delaware. The executive offices of the Company are located at 400 South Record Street in Dallas, Texas 75202. Its telephone number is (214) 977-6606. Unless otherwise specified or the context otherwise requires, references in this Prospectus to the "Company" shall include the Company and its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company. The ratios were derived from the audited consolidated financial statements of the Company for the years ended December 31, 1992, 1993, 1994, 1995 and 1996.

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  1992    1993    1994    1995    1996
                                                  ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges..............  3.30    4.92    7.23    4.43    5.96

     For purposes of computing the foregoing ratios: (i) Earnings consist of income from continuing operations before cumulative effects of accounting changes plus income tax expense plus Fixed Charges (excluding capitalized interest); and (ii) Fixed Charges consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

                                USE OF PROCEEDS

     The Company expects to add substantially all of the net proceeds from the sale of the Securities to its funds to be used for general corporate purposes, including repayment of long-term and short-term debt, capital expenditures, working capital, securities repurchase programs and the financing of acquisitions. Funds not required immediately may be invested in short-term marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be issued under an Indenture, as supplemented from time to time in accordance with its terms (the "Indenture"), to be entered into between the Company and a trustee to be appointed (the "Trustee"). The following brief summary of the Indenture and the Debt Securities is subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. Italicized references appearing in parenthesis are to section numbers of the Indenture. As used in this "Description of the Debt Securities," the "Company" refers to A. H. Belo Corporation and does not include its subsidiaries.

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder. It provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. Reference is made to the Prospectus Supplement for a description of the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (i) the title of such Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Debt Securities;
(iii) the dates on which or periods during which such Debt Securities may be issued and the date or dates on which the principal of (and premium, if any, on) such Debt Securities will be payable; (iv) the rate or rates, if any, or the method of determination thereof, at which such Debt

Securities will bear interest, if any; the date or dates from which such interest will accrue; the dates on which such interest will be payable; and the regular record dates for the interest payable on such interest payment dates;
(v) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (vi) the periods within which or the dates on which, the prices, if any, at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (vii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities will be issuable; (viii) whether such Debt Securities are to be issued at less than the principal amount thereof and the amount of discount with which such Debt Securities will be issued; (ix) provisions, if any, for the defeasance of such Debt Securities; (x) if other than United States dollars, the currency or composite currency in which such Debt Securities are to be denominated, or in which payment of the principal of (and premium, if any) and interest on such Debt Securities will be made and the circumstances, if any, when such currency of payment may be changed; (xi) if the principal of (and premium, if any) or interest on such Debt Securities are to be payable, at the election of the Company or a holder, in a currency or composite currency other than that in which such Debt Securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency or composite currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be paid pursuant to such election; (xii) if the amount of payments of principal of (and premium, if any) or interest on the Debt Securities may be determined with reference to an index including, but not limited to an index based on a currency or currencies other than that in which such Debt Securities are stated to be payable, the manner in which such amounts shall be determined; (xiii) whether such Debt Securities will be issued in the form of one or more Global Securities and, if so, the identity of the depository for such Global Securities; (xiv) any additions to or changes in the Events of Default or covenants relating solely to such Debt Securities or any Events of Default or covenants generally applicable to Debt Securities which are not to apply to the particular series of Debt Securities in respect of which the Prospectus Supplement is being delivered; (xv) if the Company will pay additional amounts on any of the Debt Securities of any series to any Holder who is a United States Alien, in respect of any tax or assessment withheld, under what circumstances and with what procedures the Company will pay such amounts;
(xvi) any terms applicable to original issue discount, if any, including the rate or rates at which such original issue discount, if any, shall accrue; and
(xvii) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 3.1) Unless otherwise indicated in the Prospectus Supplement, the Indenture does not afford the holder of any series of Debt Securities the right to tender such Debt Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which such Debt Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction.

     The Debt Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement relating thereto.

     A substantial portion of the assets of the Company is held by subsidiaries. The Company's right and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. There is no restriction in the Indenture against subsidiaries of the Company incurring unsecured indebtedness.

     Unless otherwise described in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000, and will be payable only in United States dollars. (Section 3.2) In addition, all or a portion of the Debt Securities of any series may be issued as permanent registered Global Securities which will be exchangeable for definitive Debt Securities only under certain conditions. (Section 2.3) The Prospectus Supplement indicates the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5)

     The Company shall deliver Debt Securities of any series, duly executed by the Company, to the Trustee for authentication, together with an order for the authentication and delivery of such Debt Securities. The Trustee, in accordance with such order, shall authenticate and deliver such Debt Securities. No Debt Securities of any series shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears thereon a certificate of authentication substantially in the form provided for in the Indenture and manually executed by the Trustee or an authenticating agent duly appointed by the Trustee. Such certificate shall be conclusive evidence, and the only evidence, that such Debt Securities have been duly authenticated and delivered under, and are entitled to the benefits of, the Indenture. (Section 3.3)

GLOBAL SECURITIES

     The Debt Securities of a particular series may be issued in the form of one or more Global Securities which will be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.3) The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture for any other purpose.

     Principal, premium, if any, and interest payments on a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for Debt Securities of the series represented by such Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary for a Global Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing Debt Securities of such series.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Indebtedness Secured by a Mortgage. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Mortgage") on any assets of the Company or a Restricted Subsidiary unless the Company secures or causes such Restricted Subsidiary to secure the Debt Securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by (i) Mortgages on the property of any corporation which Mortgages existed at the time such corporation became a Restricted Subsidiary; (ii) Mortgages in favor of the Company or a Restricted Subsidiary; (iii) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the property subject to such Mortgages; (iv) Mortgages on any property subsequently acquired by the Company or any Restricted Subsidiary, contemporaneously with such acquisition or within 120 days thereafter, to secure or provide for the payment of any part of the purchase price, construction or improvement of such property, or Mortgages assumed by the Company or any Restricted Subsidiary upon any property subsequently acquired by the Company or any Restricted Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Mortgage created or assumed does not exceed the cost to the Company or Restricted Subsidiary, as the case may be, of the property covered by such Mortgage; (v) Mortgages existing at the date of issuance of the first series of Debt Securities under the Indenture; (vi) Mortgages representing the extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (i) through (v), inclusive; and (vii) any other Mortgage, other than Mortgages referred to in the foregoing clauses (i) through (vi), inclusive, so long as the aggregate of all Indebtedness secured by Mortgages pursuant to this clause (vii) and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded Indebtedness as provided in the Indenture) does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.7)

     Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either
(i) the Company or such Restricted Subsidiary would be entitled, pursuant to the foregoing covenant relating to "Limitation on Indebtedness Secured by a Mortgage," to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities or (ii) the Company or such Restricted Subsidiary, within four months after the effective date of such transaction, applies an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (y) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the Debt Securities or other unsubordinated funded Indebtedness of the Company or such Restricted Subsidiary. (Section 10.8)

     Certain Definitions. "Consolidated Net Tangible Assets" is defined in the Indenture to mean total consolidated assets of the Company and its Restricted Subsidiaries, less (i) current liabilities of the Company and its Restricted Subsidiaries, and (ii) the net book amount of all intangible assets of the Company and its Restricted Subsidiaries. (Section 10.7)

     "Consolidated Subsidiary" is defined in the Indenture to mean a Subsidiary the accounts of which are consolidated with those of the Company for public financial reporting purposes. (Section 1.1)

     "Indebtedness" is defined in the Indenture to mean (i) long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases and contracts payable for broadcast rights), (ii) indebtedness secured by any Mortgage existing on property owned subject to such Mortgage, whether or not such secured indebtedness has been assumed and (iii) contingent obligations in respect of, or to purchase or otherwise acquire, any such indebtedness of others described in the foregoing clauses (i) or (ii) above, including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such indebtedness). (Section 10.7)

     "Principal Property" is defined in the Indenture to mean any manufacturing or printing plant, distribution center, warehouse, office building, television station or transmission facility owned by the Company or any Restricted Subsidiary or any other property or right owned by or granted to the Company or any Restricted Subsidiary and used or held for use in the newspaper or television business conducted by the Company or any Restricted Subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company as set forth in a Board Resolution adopted in good faith, is not material to the total business conducted by the Company and its Restricted Subsidiaries considered as one enterprise. (Section 1.1)

     "Restricted Subsidiary" is defined in the Indenture to mean each Subsidiary of the Company as of the date of the Indenture and each Subsidiary thereafter created or acquired, unless expressly excluded by resolution of the Board of Directors of the Company before, or within 120 days following, such creation or acquisition. (Section 10.7)

     "Sale and Lease-Back Transaction" is defined in the Indenture as the leasing by the Company or a Subsidiary for a period of more than three years of any Principal Property which has been sold or is to be sold or transferred by the Company or any such Subsidiary to any party (other than the Company or a Subsidiary). (Section 10.8)

     "Subsidiary" is defined in the Indenture to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 1.1)

     "Value" is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company's entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term. (Section 10.8)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (i) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture by means of an indenture supplemental to the Indenture; and (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. (Section 8.1)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     With respect to the Debt Securities of any series, an Event of Default is defined in the Indenture as being (i) default for 30 days in payment of any interest upon the Debt Securities of such series; (ii) default in payment of the principal of or premium, if any, on the Debt Securities of such series when due either at maturity or upon acceleration, redemption or otherwise; (iii) default by the Company in the performance of any other of the covenants or warranties in the Indenture for the benefit of such series applicable to the Company which shall not have been remedied for a period of 60 days after Notice of Default;
(iv) the failure to pay when due any indebtedness for money borrowed (including indebtedness under Debt Securities other than that series) with a principal amount then outstanding in excess of $20,000,000 under any mortgage, indenture or instrument under which any such indebtedness is issued or secured (including the Indenture), or any other default which results in the acceleration of maturity of such indebtedness, unless such indebtedness or acceleration shall have been discharged or annulled within 10 days after due notice by the Trustee or by Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series; and (v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 5.1) Within 90 days after the occurrence of any default under the Indenture with respect to Debt Securities of any series, the Trustee is required to notify the Holders of Debt Securities of any default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any Debt Securities, a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of Debt Securities not to do so. (Section 6.2)

     "Significant Subsidiary" is defined in the Indenture to mean any Subsidiary
(i) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 10% of the consolidated net operating revenues of the Company and its Consolidated Subsidiaries for such year or (ii) the total assets of which as of the close of such immediately preceding fiscal year exceeded 10% of the Consolidated Net Tangible Assets of the Company and its Consolidated Subsidiaries. (Section 5.1)

     The Indenture provides that if an Event of Default, other than an Event of Default as described in clause (v) in the above paragraph with respect to Debt Securities of any series shall have occurred and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of that series then outstanding may declare the entire principal and accrued interest of all Debt Securities of such series (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) to be due and payable immediately. If an Event of Default described in clause (v) in the above paragraph with respect to any series of Debt Securities Outstanding under the Indenture occurs, the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Any time after acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past defaults under the Indenture with respect to the Debt Securities of such series, except defaults in payment of principal of or premium, if any (other than by a declaration of acceleration), or interest on the Debt Securities or provisions of such series that may not be modified or amended without the consent of the Holders of all Outstanding Debt Securities of such series. (Sections 5.2 and 5.13)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture. (Section 10.9)

     Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding Debt Securities of any series with respect to which an Event of Default has occurred shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture in respect of such series. No Holder of any Debt Securities shall have any right to cause the Trustee to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of Debt Securities shall have offered to the Trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings. (Sections 5.12 and 5.7)

     The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Debt Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, (a) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date,
(b) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable, the principal amount of such Debt Security which shall be deemed to be Outstanding shall be the amount as established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more supplemental indentures, prior to the issuance of such Debt Securities, (c) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner as described in clause (b) above, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (a) or (b) above, of the amount determined as provided in such clause), and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Debt Securities which the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor. (Section 1.1)

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of the Holders, modify or amend the Indenture in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor corporation of the covenants of the Company in the Indenture and in the Debt Securities; (ii) add to the covenants, agreements and obligations of the

Company for the benefit of the Holders of all or any series of Debt Securities;
(iii) add any additional Events of Default to the Indenture; (iv) add to or change any of the provisions of the Indenture necessary to permit the issuance of Debt Securities in bearer form, registrable as to principal, and with or without interest coupons; (v) add to, change or eliminate any of the provisions of the Indenture, in respect of one or more series of Debt Securities, provided that any such addition, change or elimination may not apply to any Debt Security of any series created prior to such addition, change or elimination; (vi) establish the form or terms of Debt Securities of any series as permitted under the Indenture; (vii) evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series; or (viii) cure any ambiguity, or correct or supplement any provision of the Indenture which may be inconsistent with any other provision of the Indenture, provided such action does not adversely affect the interest of the Holders of Debt Securities of any series.

     With respect to the Debt Securities of any series, modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities of such series, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding Debt Securities of such series (i) change the due date of the principal of, or any installment of principal of or interest on, any Debt Securities of such series; (ii) reduce the principal amount of, or any installment of principal or interest or rate of interest on, or any premium payable on redemption of any Debt Securities of such series; (iii) reduce the principal amount of any Debt Securities of such series payable upon acceleration of the maturity thereof; (iv) change the place or the currency of payment of principal of, or any premium or interest on, any Debt Securities of such series; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities of such series on or after the due date thereof (or, in the case of redemption, on or after the redemption date thereof); (vi) reduce the percentage in principal amount of Debt Securities of such series then outstanding, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vii) modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the Debt Securities. (Section 9.2)

DISCHARGE OF THE INDENTURE

     The Indenture, with respect to the Debt Securities of any series (if all series issued under the Indenture are not to be affected), shall upon the written request or order of the Company cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities therein expressly provided for), when (i) either (A) all Debt Securities theretofore authenticated and delivered (other than (1) Debt Securities which have been destroyed, lost or stolen and which have been replaced or paid and (2) Debt Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all such Debt Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if the Debt Securities of such series are denominated and payable only in United States dollars and such Debt Securities are to be called for redemption within one year, and the Company in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on such Debt Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or any redemption date, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 4.1)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise specified in the Prospectus Supplement, the following provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain covenants in the Indenture, will apply to the Debt Securities of any series, or to any specified part of a series. (Section 13.1)

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections
13.1 and 13.2)

     Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants described under the captions "Certain Covenants of the Company -- Limitation on Indebtedness Secured by a Mortgage" and "Certain Covenants of the Company -- Limitation on Sale and Leaseback Transactions" above and any that may be described in the Prospectus Supplement, and that such omission will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust will be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company will remain liable for such payments. (Sections 13.1 and 13.2)

THE TRUSTEE

     Prior to the offering of any Debt Securities, a trustee will be appointed by the Company to serve as Trustee under the Indenture. The Trustee may be a depository for funds of and perform other services for and transact other banking business with the Company in the normal course of business.

     The Trustee may serve as a trustee under other indentures entered into by the Company. Upon the occurrence of an Event of Default under the Indenture or an event which, after notice or lapse of time or both, would become such an Event of Default, or upon the occurrence of a default under any such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee for the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12)

                            DESCRIPTION OF WARRANTS

     The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

GENERAL

     Warrants may be offered together with any series of Debt Securities offered by a Prospectus Supplement and if so offered will be attached to such Debt Securities and will entitle the holder thereof to purchase additional Debt Securities having the same terms and interest rate as the offered Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as described in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company under the applicable Warrant Agreement and in connection with the certificates for the Warrants (the "Warrant Certificates") of such series, and will not assume any obligation or relationship of agency or trust for or with any holders of such Warrant Certificates or beneficial owners of Warrants. A copy of the form of Warrant Agreement, including the form of Warrant Certificates, is filed as an exhibit to this Registration Statement. The following summary of certain provisions of the forms of Warrant Agreement and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Warrant Agreement and the Warrant Certificates.

     Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and other terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence (the "Exercise Date") and the date on which such right shall expire (the "Expiration Date"); (viii) a discussion of the material United States Federal income tax considerations applicable to the exercise of the Warrants;
(ix) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; (x) call provisions of such Warrants, if any; and (xi) any other terms of such Warrants not inconsistent with the applicable Warrant Agreement.

     Warrants of any series will be exchangeable into Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange or transfer at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants). Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or be calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series (or any other office indicated in the Prospectus Supplement relating to such series) at any time on or after the Exercise Date and prior to 5:00 P.M., New York, New York time (unless otherwise indicated in the related Prospectus Supplement), on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants, unexercised Warrants of such series will be void.

     Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the consideration required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on or incorporated in the Warrant Certificate evidencing such Warrants. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt of the Warrant Certificate evidencing such Warrants within five business days. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by a Warrant Certificate are exercised, a new Warrant Certificate will be issued and delivered for the remaining amounts of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of three ways: (i) to or through underwriters or dealers, (ii) through agents or (iii) directly to one or more purchasers. With respect to each series of Securities being offered hereby, the terms of the offering of the Securities of such series, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts, selling commissions and other items constituting underwriters', dealers' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents, and any securities exchanges on which the Securities of such series may be listed, will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Only underwriters so named in the Prospectus Supplement will be deemed to be underwriters in connection with the Securities offered thereby.

     If underwriters are used to sell any of the Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may

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receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by the Company or through agents (which may also act as principals) designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. In the case of sales made directly by the Company, no commission will be payable.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the Prospectus Supplement. Such contracts will be subject to the conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company or its affiliates in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. The Securities will be a new issue of securities with no established trading market. In the event that the Securities of any series are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities of such series, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for the Securities. The Prospectus Supplement with respect to the Securities of any series will state, if known, whether or not any broker-dealer intends to make a market in such Securities. If no such determination has been made, the Prospectus Supplement will so state.

     Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters relating to the Securities will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation)("Locke Purnell"), Dallas, Texas. Attorneys employed by Locke Purnell from time to time own shares of Common Stock in the Company. Certain legal matters relating to the Securities will be passed upon for any underwriters, dealers or agents by Gibson, Dunn & Crutcher LLP, New York, New York. Gibson, Dunn & Crutcher LLP provides legal services to the Company from time to time.

                                    EXPERTS

     The Consolidated Financial Statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                               (BELO CORP. LOGO)